TODAY'S WORK

2005 ANNUAL REPORT

CATERPILLAR®

SECTION ONE

OUR WORK IS DRIVEN BY OUR VALUES

SECTION TWO

OUR WORK IS NOT FINISHED

SECTION THREE

2003 FINANCIAL REVIEW

OUR WORK IS PRODUCING RESULTS

This is a great time to be part of Team Caterpillar—and the future promises to be even more rewarding. With our current outlook, projected sales and revenues should be close to $40 billion in 2006. That means we will have nearly doubled the size of our company in just three years, thanks to customers worldwide who have placed their trust and confidence in our products and services—and thanks to a global team of employees, dealers and suppliers who are working hand-in-hand to address the strong surge in customer demand. We're in the midst of the most aggressive new product introduction campaign in our history and rapidly growing our service businesses. We're making great gains in employee safety, engagement and diversity. And we're laser-focused on reaching the 2010 targets in our new enterprise strategy.

I feel incredibly good about our accomplishments, but even better about the fact that we're not stopping here. At a time when business is going well, when we're hitting on all cylinders in the marketplace and growing around the world, our people are thinking about how we can improve and are putting substantive plans in place to get even better. As I said in this letter last year, I can't think of another company in any industry that is better positioned to win in the global economy. Our vision is to be recognized as a great employer, an outstanding investment and an admired global leader committed to making progress possible around the world. I believe we're well on our way.

ANOTHER RECORD YEAR

In 2005, we again achieved record financial results. Our sales and revenues were up 20 percent, reaching $36.34 billion. Our earnings of $2.85 billion were up 40 percent and reached $4.04 per share, our second consecutive year of record profits. And prospects for continued strong results are promising. We enter 2006 with one of the largest order backlogs in our history, particularly for large machines, engines and turbines—indicating continued market strength in the year ahead. And there are strong economic winds at our back. We're three years into a period of explosive growth in all the major market segments we serve—global mining, global energy and infrastructure development in particular—and the future looks very strong in each.

RETURNING VALUE TO OUR STOCKHOLDERS

Caterpillar's record profits and strong cash flow enabled us to reinvest in the business, improve funding of employee benefit plans and reward our stockholders. We focused on growing the business by reinvesting $1.20 billion in capital expenditures (excluding equipment leased to others). For our employees, we improved the already well-funded status of our pension plans by contributing $912 million. For our stockholders, we increased the dividend 22 percent, our eleventh increase in the last twelve years, and repurchased nearly 34 million shares. Finally, we improved our financial strength as our stockholders' equity increased $965 million. These actions significantly enhanced stockholder value.

CASH FLOW HIGHLIGHTS

(dollars in millions)	2005	2004	2003
Stock repurchased	$1,684	$539	$405
Capital expenditures [1]	$1,201	$926	$682
Pension contributions	$ 912	$677	$720
Dividends paid	$ 618	$534	$491

[1] Excluding equipment leased to others.

Solid growth also continues in each of our major service businesses. Cat Financial is an integral part of our business model, contributing $364 million in profit in 2005. With a portfolio of $24 billion in receivables, it maintains a solid investment grade credit rating. Cat Financial enables many customers to acquire our products, and we've demonstrated that it has solid earnings stability—instrumental in our ability to maintain attractive profitability throughout the business cycle. The insurance arm of our financial products division provides cost-effective extended warranty coverage to customers and is also growing rapidly. In addition, Cat Logistics recorded double-digit growth in 2005 and announced new contracts to propel future growth, including Cat Logistics' largest deal ever—a service parts distribution agreement with General Motors Europe.

INCREASING OUR PRESENCE IN GROWING MARKETS

Overall, business remains strong not only in the established markets of North America, Europe and Japan but in the emerging markets as well. We have teams on the ground establishing our proven global business model in China, India and Russia. In China, we continue to make great strides, quickly expanding our dealer network, product line and logistics capabilities and offering Cat Financial services in-country. Achieving our vision means being a cost-effective competitor in every major currency zone, and doing so requires a solid manufacturing and supply base in those areas of the world. Yet, even as we grow worldwide, we will continue to maintain a strong U.S. manufacturing presence with significant exports.

A NEW STRATEGIC VISION

Significantly better execution is a key focus of our new enterprise strategy, developed and introduced to all employees in 2005. The first in a series of five-year strategic plans leading to our Vision 2020, the new strategy includes specific goals in the areas of people, product and process performance and profitable growth. While not a dramatic shift in direction, it does set aggressive targets—particularly in the areas of employee safety, product quality and customer order-to-delivery capability—and it puts a strong focus on rapid alignment and execution across all 30 of our business units.

STOCKHOLDER INFORMATION[1]

PROFIT PER SHARE
(diluted)


$1.16
$1.15
$1.56
$2.88
$4.04
01 02 03 04 05

DIVIDENDS DECLARED
(dollars)


$0.695
$0.700
$0.720
$0.800
$0.955
01 02 03 04 05

CLOSING STOCK PRICE
(December 31)


$26.125
$22.860
$41.510
$48.755
$57.770
01 02 03 04 05

[1] The per share data reflects the 2005 2-for-1 stock split.

Our 22 autonomous profit center business units, supported by eight service center units, are all driving for solid leadership positions in their respective markets and the product line. This organizational structure encourages the entrepreneurial zeal that will ensure our continued success in the global marketplace. And based on our leadership team's and employees' enthusiastic response to the roll-out of our new strategy, we are confident in our ability to deliver on these goals if the projected market environment materializes.

CATERPILLAR VALUES

At the foundation of our strategy is *Our Values in Action*, the update to our Worldwide Code of Conduct, first published in 1974. Our updated Code is now clearly defined by the values and behaviors that have made us successful for 80 years—and will drive our success in the future. We are justifiably proud of our strong ethical standards, but we know we can do more to build a values-based culture, particularly as we expand worldwide. In 2005, we added more than 8,000 employees, and as we continue to grow to meet demand, we must stay focused on hiring the best people and integrating them into our culture. By living our values, we are building one global Team Caterpillar—where we serve customers, develop people and leaders, focus on employee satisfaction and create an enriching environment for all who work here. In fact, during my 33 years with Caterpillar, I've never been prouder of this organization than I am today. Thanks to a strong focus on integrity, excellence, teamwork and commitment, we accomplished great things in 2005—many of which you can read about in this report.

One key to that is our ongoing effort to encode 6 Sigma disciplines into our daily work. Today more than 3,600 black belts are leading teams and nearly 36,000 employees are contributing to 6 Sigma projects worldwide. These teams are generating significant improvements in our key focus areas of employee safety, product quality and product availability. They also have played a major role in our ability to ramp up production dramatically within our existing facilities—and to help many suppliers break through capacity bottlenecks at the same time.



(left to right) **Stu Levenick**, Group President; **Doug Oberhelman**, Group President; **Jim Owens**, Chairman and CEO; **Gerry Shaheen**, Group President; **Gérard Vittecoq**, Group President; **Steve Wunning**, Group President

OUR COMMITMENT TO SUSTAINABLE PROGRESS

Just as we are looking to encode 6 Sigma into Caterpillar's DNA, we also are focused on raising the profile of sustainable development within our company. Enabling development is at the heart of our business, and doing so in an increasingly sustainable manner holds great benefits for our company, our customers and our world. We're proud of the progress made to date — including five straight years on the Dow Jones Sustainability World Index — and we are issuing our first-ever sustainability report in conjunction with this annual report. Our goal is not just to report on what we've accomplished, but also to set definitive goals for what we're working to achieve by 2010.

One element of sustainable development for Caterpillar is helping communities rebuild after natural disasters. During 2005 we were challenged to respond to a number of tragedies around the world, including the tsunami in Asia, a horrific hurricane season along the U.S. Gulf Coast and earthquakes in South Asia. Cat® equipment, dealers and employees provided as much relief of human suffering as possible and today are helping people in the affected areas rebuild their lives. Our quick, compassionate response made me proud to be part of the Caterpillar team.

GLOBAL LEADERSHIP

Overall, our product line remains the global leader, number one or two in virtually every market we serve, and we are committed to delivering the best quality to our customers. Our brands are strong and recognized worldwide as the highest in customer value. Our global manufacturing footprint is well established, with a highly integrated supply chain. Our distribution, sales, rental and product support capabilities are stronger than any competitor, delivering a terrific value proposition to our demanding customer base. Our service businesses are growing at a record pace. Further, our investments in product technology are growing, and our employees are the best and most experienced in the business.

MORE RECORD YEARS AHEAD

With all this, we feel good about our growth potential. In 2010, we're targeting $50 billion in sales and revenues with 15 to 20 percent interim annual growth in earnings per share. We're

Years Ended December 31 (dollars in millions, except per share data)	2005	2004[1]	2003[1]	2002[1]	2001[1]
Sales and revenues	$36,339	$30,306	$22,807	$20,185	$20,510
Profit	$ 2,854	$ 2,035	$ 1,099	$ 798	$ 805
Profit per common share	$ 4.21	$ 2.97	$ 1.59	$ 1.16	$ 1.17
Profit per common share—diluted	$ 4.04	$ 2.88	$ 1.56	$ 1.15	$ 1.16
Dividends declared per common share	$ 0.955	$ 0.800	$ 0.720	$ 0.700	$ 0.695
Capital expenditures—excluding equipment leased to others	$ 1,201	$ 926	$ 682	$ 728	$ 1,100
Research and development expenses	$ 1,084	$ 928	$ 669	$ 656	$ 696
Year-end employment	85,116	76,920	69,169	68,990	72,004
Return on average stockholders' equity	35.9%	30.0%	19.0%	14.4%	14.4%
Closing stock price (December 31)	$ 57.77	$ 48.76	$ 41.51	$ 22.86	$ 26.13

[1] The per share data reflects the 2005 2-for-1 stock split.

off to a strong start with a good line of sight to delivering these goals. Hitting these targets will continue to position Caterpillar as an outstanding investment opportunity.

That's not to say we don't have challenges. We do. First is safety. The health and well-being of our employees come above all else. None of our other goals matter if people are injured in the process of achieving them. We've made good progress the past few years, and the metrics in our new strategy will push us to improve even faster as we move toward our ultimate goal of zero injuries. Maintaining product quality standards also is critical. Quality is one of the reasons customers choose our equipment—it's the hallmark of our reputation—but our quality levels have hit a plateau in recent years. To remain the market leader, we must make breakthrough improvements in product quality now. The same is true for product availability. We must improve our order-to-delivery processes so we can get our products to customers when they need them and faster than any competitor, all at lower costs and with less inventory tied up in our supply chain.

None of these challenges has an easy solution. But our team is committed to addressing them, and we've set aggressive goals and timelines for success. And those of you who know Caterpillar know this: When we say we'll do something, we do it. We've proven that time and time again during our 80-year history. That's why I am so excited about our company's future. We have embarked on the "good to great" journey. We are committed to taking what is a very good company today and making it better, because we know what all our stakeholders expect—and deserve—is an even better Caterpillar tomorrow.

Jim Owens

Jim Owens, Chairman and CEO
Caterpillar Inc.

CATERPILLAR AT A GLANCE

Our products, services and technologies fall into three principal lines of business:

MACHINERY
Caterpillar® machines do the world's work. From earthmoving, mining and construction projects to forestry, waste, paving and any number of other applications, we have the right equipment — large and small — to help our customers get the job done right. We also lead the industry in the distribution of equipment and parts and offer that expertise to others through Caterpillar Logistics Services, Inc., one of the world's largest integrated logistics organizations with more than 60 third-party clients.

ENGINES
Caterpillar reciprocating engines and engine systems provide power to the world. Our engines power our own construction and mining machines — plus trucks, ships and boats — and much more. Electrical power systems supply both primary and standby power for a wide variety of uses. Solar® industrial gas turbines power the production, processing and transporting of crude oil and natural gas and provide electrical power to many industries.

FINANCIAL PRODUCTS
We help customers around the globe purchase Cat and related equipment (new and used) through Caterpillar Financial Services Corporation and its subsidiaries. Customers can protect their Cat equipment by using various types of insurance offered by Caterpillar Insurance Holdings, Inc.

CATERPILLAR BRANDS

CATERPILLAR® CAT® FG WILSON

Perkins Solar Turbines *A Caterpillar Company*

LATIN AMERICA | NORTH AMERICA


NORTH AMERICA
2005 TOTAL SALES
(in billions)
$17.71
LATIN AMERICA
2005 TOTAL SALES
(in billions)
$3.02
150
40°
0°
140°
100°
60°
40°
150°

CATERPILLAR ENGINE FACILITY
City: **Mossville, Illinois**
Country: **United States**

NORTH AMERICA

TOTAL SALES
(dollars in millions)


$7,310
$10,337
$12,822
03 04 05
Machinery
$3,222
$4,184
$4,887
03 04 05
Engines

43,933
Cat Employees

59
Cat Dealers

44,364
Cat Dealer Employees

EAME

TOTAL SALES
(dollars in millions)


$3,596
$4,511
$5,222
03 04 05
Machinery
$2,356
$2,994
$3,638
03 04 05
Engines

23,137
Cat Employees

50
Cat Dealers

26,517
Cat Dealer Employees



CATERPILLAR MACHINE & ENGINE FACILITY
City: Gosselies
Country: Belgium
EUROPE, AFRICA, THE MIDDLE EAST AND THE COMMONWEALTH OF INDEPENDENT STATES (EAME)
ASIA PACIFIC
150°
ASIA/PACIFIC
2005 TOTAL SALES
(in billions)
$8.86
$4.41
40°
CATERPILLAR MACHINE FACILITY
City: Xuzhou
Country: China
EAME
2005 TOTAL SALES
(in billions)
20°
0°
40°
60°
100°
40°
CATERPILLAR MACHINE FACILITY
City: Piracicaba
Country: Brazil
150°
LEGEND
Manufacturing Facilities
Office and Other Facilities
Dealer Main Stores

ASIA/PACIFIC

TOTAL SALES
(dollars in millions)



$1,844
$2,486
$2,905
$999
$1,452
$1,508
03 04 05
Machinery
03 04 05
Engines

6,358
Cat Employees

40
Cat Dealers

19,890
Cat Dealer Employees

LATIN AMERICA

TOTAL SALES
(dollars in millions)



$928
$1,510
$1,982
$793
$862
$1,042
03 04 05
Machinery
03 04 05
Engines

11,688
Cat Employees

33
Cat Dealers

14,666
Cat Dealer Employees

OUR WORK IS DRIVEN BY OUR VALUES

A single set of core values unites Caterpillar across six continents, multiple business units, diverse customer industries and 85,000+ employees. These values—integrity, excellence, teamwork and commitment—are a direct outgrowth of the work we do together building, financing, maintaining, remanufacturing and supporting the world's leading construction and mining equipment, engines and turbines.

WE ARE MEETING HIGHER STANDARDS



MARK DAMSCHRODER, DIRECTOR OF CATERPILLAR'S OFFICE OF BUSINESS PRACTICES: PEORIA, ILLINOIS

PERFORMANCE STARTS WITH INTEGRITY

"Caterpillar's work brings together thousands of people from around the globe, each with different backgrounds and experiences. What keeps our company grounded is a culture based on basic but far-reaching values. In 2005, we updated our Worldwide Code of Conduct to bring those values to the surface and explain to employees what they mean to Caterpillar's business.

Integrity is the first of these values, because it is the foundation of all we do. It means that we're honest in our words and actions. It means that when we promise something to a colleague or a customer, we do our utmost to deliver. It means we are respectful, open and honest in all interactions. It means that we won't 'look the other way' or have anything to do with unethical business practices—no matter where on the globe we operate. Certainly, building trust is the best way to enhance our reputation and to strengthen our relationships with those who rely on us. But more importantly, it is the right thing to do."

ONE TEAM CATERPILLAR, FOUR VALUES

The development of the updated Code of Conduct, *Our Values in Action*, was a team effort, involving Caterpillar employees from across the globe and our many business units. While reflecting the diversity of our employee base, the Code provides a unifying force and a tangible expression of our single, global Caterpillar culture.

Integrity. Excellence. Teamwork. Commitment. These values are at the center of our Code and provide Caterpillar employees with a guide to making sound, ethical decisions every business day that serve the interests of all Caterpillar stakeholders. At Caterpillar, we strive to move beyond mere compliance with the laws and regulations that govern our business. The Code is proof of our commitment to build a business in which our employees can take pride, a company others respect and admire, and a world made better by our activities.



AT RIGHT: Some of the members of the Caterpillar Worldwide Code of Conduct Team, from left to right: Paul Gaeto, Julia Kindred, Brian Gareau, Deborah Butler, Kate Parker, Julie Lagacy, Michael Worth


ANALYSIS OF RESIDUALS
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PIERRE TRICNAUX, 6 SIGMA MASTER BLACK BELT—GLOBAL PURCHASING: GOSSELIES, BELGIUM

MAKING EXCELLENCE AN EVERYDAY EXPERIENCE

Perhaps no other organization has embraced 6 Sigma as fully as Caterpillar. Our use of 6 Sigma is literally transforming our business. Since its introduction at Caterpillar in 2001, 6 Sigma has rapidly become integral to sustaining our competitive advantage. 6 Sigma has dramatically enabled the revenue and profit gains Caterpillar has experienced in the last few years—and in 2005 alone 6 Sigma projects generated more than half a billion dollars in benefits directly related to supply chain issues. More than 42 percent of our workforce has been involved with at least one of the nearly 35,000 6 Sigma projects deployed since 2001. Thanks to the leadership of people like 6 Sigma Master Black Belt Pierre Tricnaux of Gosselies, Belgium, who coordinated the first "mixed" 6 Sigma training involving both Cat employees and suppliers in Europe, our work with key suppliers and dealers continues to strengthen our value chain. Almost 150 Cat suppliers worldwide now have more than six hundred 6 Sigma black belt project leaders—and almost 160 Caterpillar dealers, approximately 90 percent, have deployed 6 Sigma in their businesses.


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FITTED LINE PLOT

WE ARE FINDING A BETTER WAY

EXTENDING THE POWER OF 6 SIGMA

One of Caterpillar's largest suppliers in Europe and the rest of the world is the Fontana Group, a multinational manufacturer of high-strength fasteners and other hardware. Based in Veduggio, Italy, Fontana first became a Caterpillar supplier in 1963. Over the years, Fontana has become more than just a supplier to Caterpillar — it has served as a strong business partner. Today, Fontana is a major supplier and partner for Caterpillar facilities in Belgium, France and North America. Fontana has received several awards from Caterpillar, including our annual quality improvement award for the parts it provides to our Mossville, Illinois, facility. Fontana has embraced 6 Sigma after being exposed to its benefits through its association with Caterpillar. Among the 6 Sigma projects Fontana has launched are a joint working group with Caterpillar to determine and coordinate common technical and engineering activities, a consolidation of existing parts and a new product design effort dedicated to reducing the proliferation of parts and components.



CAT SUPPLIER FONTANA'S FACTORY FLOOR

WE ARE WORKING AS ONE


CAT
CATERPILLAR
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THOMAS GIESE AND SAM KHERAT, TECHNOLOGY & SOLUTIONS DIVISION; LARRY MUELLER, CAT ELECTRONICS; KEN STRATTON, TECHNOLOGY & SOLUTIONS; DAVE HUDSON, GLOBAL MINING;

TEAMWORK TAKES THE PRIZE

For the first time, robotic vehicles completed a 132-mile off-road race through the Mojave Desert—with no humans at the helm. Caterpillar research, engineering and sponsorship propelled three vehicles, which demonstrated for the Defense Advanced Research Projects Agency (DARPA) the real-life applications of self-guided robotic technology.

Caterpillar collaborated closely with Carnegie Mellon University to design and provide technology for two vehicles, which finished second and third in the race. Cat engineer Josh Struble even moved to Pittsburgh to lead the "Red Team" of electronics engineers, which used Cat hardware platforms, wrote new software and developed new power systems. Working with international leaders and graduate students in the robotics field ties in directly with ongoing work at Caterpillar's Tech Center in Mossville, Illinois, since much of the new technology will apply to future Cat machine research.

Caterpillar also sponsored the fifth-place vehicle fielded by Oshkosh Truck, a company that sources Cat engines for the military. The DARPA victories demonstrate the power of Caterpillar's partnerships with research institutions and other companies.



JOSHUA STRUBLE AND MIKE ROUSSIN, TECHNOLOGY & SOLUTIONS: CATERPILLAR EMPLOYEE MEMBERS OF THE DARPA RED TEAM

ROBOTS VICTORIOUS

The sun was just rising over the Mojave Desert on the morning of October 8, 2005, as 23 vehicles set out to conquer a 132-mile course through the desert's untamed terrain. It couldn't have been further from your typical road race: These vehicles — participating in the DARPA Grand Challenge 2005 — were expected to literally navigate their own paths to the finish line, without human guidance or interference.

Nearly seven hours later, the first robotic vehicle completed the course. Just 12 minutes behind this winner was "Sandstorm," the first of two vehicles engineered in part by Caterpillar and competing for the "Red Team." In another 10 minutes, the second Red Team vehicle, "H1ghlander," was the third to make history. As no vehicle even finished the inaugural Grand Challenge in 2004, this year's teams demonstrated significant strides in robotics engineering and technology.



DARPA CHALLENGE ENTRANT H1GHLANDER



HEATHER BARNA, FABRICATION SPECIALIST-3, LARGE MINING TRUCK LINE—MINING & CONSTRUCTION EQUIPMENT DIVISION: DECATUR, ILLINOIS

COMMITTED TO CUSTOMERS

With the mining industry experiencing unprecedented growth around the globe, Caterpillar has turned up the heat on its mining equipment production across the board, working around the clock to increase production. Caterpillar moved quickly in 2005 to upgrade its manufacturing facility in Decatur, Illinois, dramatically boosting production capacity at a critical site. Decatur manufactures Caterpillar's newest mining innovation, the 793D mining truck, introduced in October with five distinct configurations that offer customers a broad choice to best suit their specific needs. All 793Ds are designed to provide low cost per ton with uncompromising quality.

[illegible] this extraordinary time, customers are looking to Caterpillar more than ever—not just to supply them with equipment—but also for ideas and strategies for responding to the high demand. In 2005, current industry challenges were a much-discussed topic at Caterpillar's annual Global Mining Forum, where Caterpillar listened to customers and shared plans for helping meet the high demand.

WE ARE DIGGING DEEPER



MEETING RECORD DEMAND

The global mining industry is enjoying unprecedented demand for the minerals, metals and energy fuels it extracts—copper, lead, zinc, iron, ore, nickel and other mined commodities are all trading at record or near-record highs. Fueled by growing global demand, most notably in China and India, mining companies are expanding production. Caterpillar's Global Mining Division is a major partner of the industry—supplying the trucks, loading tools and support equipment needed by mines to responsibly extract minerals and energy fuels. Caterpillar has significantly increased its production of mining trucks in the last three years. And we're working in close partnership with our dealers and customers to schedule product deliveries, optimize parts logistics, extend tire life and track component lives—to keep the wheels turning on the world's fleet of Cat mining equipment.



A CAT 793 ON SITE AND AT WORK

OUR WORK IS NOT FINISHED

Even though Caterpillar is an 80-year-old company, we are just getting started. Our work today enables tomorrow's progress—and the building of an economic and social infrastructure designed to meet the growing demands of a growing world.

WE ARE SPEAKING A DIFFERENT LANGUAGE



320C L

NANJING DONG LU JOB SITE: SHANGHAI, CHINA

ACCELERATING ASIAN OPPORTUNITIES

No other country or region can match the growth opportunities that China presents for Caterpillar. But the prospects come with a pressing need to move quickly in this fast-growing market because Caterpillar's global leadership demands success in the region.

Caterpillar made great strides in 2005 investing in a new Innovation Center in Qingdao, Shandong Province, to accelerate the introduction of Cat technology in China and position Caterpillar as a national leader. The Center will support China-based ventures including Shandong SEM Machinery, a key Chinese wheel loader manufacturer providing new opportunities in China.

In the third quarter, several Caterpillar divisions became involved with the Shanghai Municipal Government, developer of the world's largest industrial park, including Cat Reman and Cat Logistics. As part of the project, Caterpillar and the developer are working to facilitate trade and investment in the Shanghai region, which will help drive the success of Caterpillar's China Distribution Center and Remanufacturing Services Operations.

TACKLING THE SIBERIAN TUNDRA

One of the world's largest natural gas fields is tucked away in a remote area of Western Siberia —an unforgiving arctic wilderness where temperatures can dip below a chilling -40 degrees. In the remote Yamal-Nenets Autonomous Region more than 30 Caterpillar® earthmovers work 12-hour days, seven days a week, to help Stroygas-consulting build and maintain a network of access roads that bring the region's resources within reach.

Most site work can be done only during the frigid winter months when the ground is frozen. Cat machines can reliably withstand the winter's punishing conditions and schedule. The Cat 740 articulated truck is particularly versatile. It can use the existing access roads vulnerable to spring's melting snow and heavy rains without inflicting significant surface damage, and its rough terrain capability and low ground pressure mean it can work when the ground is softer or frozen.



CATERPILLAR® D9 AT WORK IN SIBERIA


797B
797B
532
797B

ATHABASCA OIL SANDS: ALBERTA, CANADA

UNEARTHING POWER

A fleet of more than 100 Cat 797 trucks along with hundreds more Cat machines are hard at work freeing up a treasure trove of energy buried in 54,000-plus square miles (139,860 sq km) of earth in Alberta, Canada. The deposits contain a staggering amount of crude oil in the form of oil sands. After initial processing with hot water and certain chemicals, the oil is extracted from the sands in a syrupy state called bitumen. But to get to this stage, the overburden above the sands must first be removed and hauled away before the oil-bearing sands can be delivered to the processing facilities.

Cat dealer Finning (Canada) dedicates 10 percent of its 3,000-person workforce to perform the 24/7 service and fleet maintenance this extreme operating environment demands. Working in soft underfoot conditions in the summer and frigid temperatures in the winter, machines require dedicated, comprehensive support. In the tightly scheduled, highly productive oil sands mines, unscheduled shutdowns are not an option.

WE ARE PROVIDING THE FUEL FOR GROWTH



Syncrude
797B
529
533
528

BURIED TREASURE

Alberta's oil sands site—known as the Athabasca Oil Sand Deposit—is the world's largest deposit of oil, housing an estimated 1.7 to 2.5 trillion barrels of crude oil. It's understood that there is little potential of finding conventional crude oil fields in North America beyond the Gulf Coast, so these oil sands are truly a buried treasure. They potentially represent more than one-third of the world's oil reserves—as much as all the existing proven reserves of liquid petroleum in the world. Mining the Athabasca sands produces more than 882,000 barrels of crude each day, and the supply is beginning to feature prominently in international trade talks as inexpensive oil becomes more and more scarce. Production is expected to continue for at least another 50 years, with output expected to increase sixfold by the year 2030. The petroleum contained within the Athabasca Oil Sands represents one of the most promising possible sources of non-Middle Eastern oil available, and will likely play an increasingly important role in meeting the ever-growing global demand for oil.

33 PERCENT

THE ATHABASCA OIL SANDS COULD POSSIBLY CONTAIN A LITTLE MORE THAN ONE-THIRD OF THE WORLD'S PROVEN OIL RESERVES.

WE ARE ADVANCING PROGRESS



KARAHNJUKAR HYDROPOWER PROJECT: EASTERN ICELAND

BUILDING A RESERVOIR OF CLEAN ENERGY

With its geothermal hot springs and glacial rivers, Iceland has long been a leader in the use of clean, renewable energy sources. The ability to create low-cost, environmentally-friendly electricity has been a major factor in Iceland's industrial development in recent years.

Iceland's latest project draws together two glacial rivers in a single reservoir to power generators deep inside the mountains. The resulting output of 4,600 gigawatts of electricity will run Alcoa's new aluminum smelting plant under construction in Northeast Iceland. The reservoir is expected to begin generating power in April 2007.

Cat equipment was needed to construct site roads and otherwise prepare the area for construction of what will be Europe's highest rock-filled dam. Iceland Cat dealer Hekla won contracts to supply the bulk of the equipment needed and formed a joint venture with Italian dealer CGT to supply one of the two contractors. The two contractors from Iceland and Italy chose Hekla and CGT because of machine reliability and excellent dealer service.



BUILDING ROADS TO ECONOMIC GROWTH

For the past 15 years, India has closely followed China as the world's second-fastest-growing economy. Infrastructure is needed to support a rapidly expanding economy fueled by entrepreneurship, and Caterpillar is leading the charge in projects like the National Highway Authority of India's Golden Quadrilateral. With just over 500 miles to go, the "GQ" will ultimately encompass 3,625 miles (5,834 km) of four-to-six-lane highway that connects the four major metro areas of Delhi, Kolkata, Mumbai and Chennai. Nearly 170 Cat machines are moving earth for the GQ while about 50 Cat generator sets provide power for the project. The Golden Quadrilateral is just one of the most prominent examples of the kind of basic infrastructure building that Caterpillar enables in the developing world. Across growing economies in Asia, Latin America and Africa, Cat machines, generators and turbines are building the roads, airports, hospitals and sewer systems that the developing world needs.



GRADING THE GOLDEN QUADRILATERAL



CATERPILLAR'S TINAJA HILLS DEMONSTRATION & LEARNING CENTER: GREEN VALLEY, ARIZONA

A HALF CENTURY OF TECH LEADERSHIP

Fifty years after its trailblazing introduction, Caterpillar's D9 track-type tractor retains its edge as a technologically advanced bulldozer with the power and reliability its operators have come to expect.

Launched in 1955 to answer market demands for a larger, stronger track-type tractor, the D9 embodied Caterpillar's talent for innovation and delivered a host of state-of-the-art features — a new engine, powertrain, stronger track and a new transmission system — that made it the world's most powerful production track-type tractor. Through continued modernization and cutting-edge technology, Caterpillar has worked hard to keep today's iteration, the D9T, just as cutting-edge. A global leader in its size class, the D9T looks and operates quite differently from its ancestor, but shares the same high quality and uncompromised reliability — and features high-tech exclusives that leave its competitors in the dust. AccuGrade® GPS and electro-hydraulic controls make operation easier and more productive — and an 18-liter Cat C18 engine with ACERT® Technology ensures the kind of environmentally responsible performance today's world requires.

WE ARE RISING TO THE CHALLENGE



ACERT® TECHNOLOGY: NEW STANDARDS

Emission-reducing ACERT clean-diesel technology is at work in nearly 12,000 machine engines, nearly 4,500 Caterpillar industrial engines and more than 300,000 on-highway truck and bus engines. This breakthrough technology from Caterpillar was the first to reduce emissions at the point of combustion, and capitalizes on Caterpillar's proven leadership in engine electronics, fuel injection systems and combustion technology. More than 400 6 Sigma projects led to the development of ACERT Technology. With even-more stringent emissions regulations slated to take effect in 2007, Caterpillar is in the process of field-testing a new generation of ACERT Technology that will meet or exceed the 2007 standards. We will be ready to ship 2007-compliant engines before the new regulations come into play. In addition, ACERT Technology not only achieves emissions compliance for its customers — it also offers superior fuel economy that saves them money.



CAT C18 ENGINE WITH ACERT® TECHNOLOGY

WE ARE DOING MORE THAN BUILDING



CATERPILLAR REMANUFACTURING FACILITY: PRENTISS COUNTY, MISSISSIPPI

GOOD AS NEW

One of Caterpillar's unique capabilities is remanufacturing, an advanced recycling process that helps lower customer costs and contributes to a sustainable environment. Founded in the 1970s, today Cat Reman is one of the world's largest remanufacturers.

Cat Reman annually remanufactures more than 2 million units—recycling more than 135 million pounds of products at its facilities in North America, Europe and soon in China. Using 6 Sigma, we introduced more than 30 new Reman products in 2005.

The division's recent move to offer its capabilities to original equipment manufacturers in other industries has attracted top companies. In 2005, Cat Reman formed new alliances with both Land Rover, as a preferred supplier for remanufacturing products and services, and with longstanding business partner Honeywell, as a remanufacturer of its Garrett® turbochargers.

Cat Reman also acquired a minority stake in French remanufacturer Eurenov S.A. to expand its European presence in automotive, industrial engine and transmission remanufacturing. With top-line growth of 65 percent since 2001, Cat Reman is well-positioned as a growth division for the 21st century.



RIGHT PLACE, RIGHT TIME, RIGHT TERMS

Caterpillar is more than just a manufacturer. The company is a leader in the services that allow our customers to finance, maintain and support our machines. An industry leader in providing integrated logistics solutions and supply chain management, Cat Logistics serves more than 60 third-party clients worldwide. Leveraging Caterpillar's expertise in building its own logistics capabilities positions clients for stronger performance. In 2005, General Motors Europe formed a joint venture with Cat Logistics, allowing for the largest logistics services agreement since its formation in 1987.

Solid profit performance and investment-grade credit ratings are mainstays of Cat Financial, the company's finance division. Record revenues continued in 2005, along with growth opportunities in China. Also this year, the division introduced the Cat AccessAccount,SM a flexible, revolving charge account that customers use to pay for parts, service and rentals at most U.S. Cat dealers.



(dollars in millions)
$6,813
$7,287
$8,049
$9,948
$11,660
01
02
03
04
05

CAT FINANCIAL NEW RETAIL FINANCING


CAT
CAT

HURRICANE KATRINA FLOOD RELIEF EFFORTS: NEW ORLEANS, LOUISIANA

REBUILDING INFRASTRUCTURE, REBUILDING LIVES

When natural disasters strike, Caterpillar, its dealers and employees respond with the equipment, know-how and money these stricken areas so desperately need. Caterpillar's immediate, widespread response to hurricanes Katrina, Rita and Wilma mobilized products, personnel and resources to assist the governmental and third-party agencies with disaster relief. High-level actions: shipping Cat power modules to the Gulf Coast to power both homes and pumping efforts. Diverting significant commercial equipment to aid in recovery and cleanup. Shipping machines ready to work upon arrival. Increasing and expediting parts delivery to support working equipment. Mobilizing technicians from Solar Turbines to help our oil and gas customers assess and repair equipment on and off-shore and get back up and running. Many Caterpillar employees traveled to the region to physically assist and thousands gave generously from their pocketbooks, with contributions matched by the Caterpillar Foundation.

WE ARE LENDING A HAND





VENEZUELAN FLOOD RELIEF

In February 2005, Venezuela was battered by torrential rains that destroyed or severely damaged a good portion of the country's infrastructure and marooned much of its rural, poor population. Immediately, the government declared an emergency in six states and the Caracas metro area. The Minister of Infrastructure's office began seeking a contractor to supply 300 machines necessary for emergency rebuilding and repair. Competing against two other companies, Cat dealer Venequip quickly arranged a plant tour for the Minister and other officials. Venequip was ultimately hired to provide Cat equipment plus operator training, product support shops and parts inventory, laptop computers and other support items. The machines went directly to work — repairing roads, bridges and other infrastructure in a way that is helping the people of this country reclaim their lives and mobility. This quick response is indicative of the commitment Caterpillar and its dealers have to the communities in which we do business.



A CAT EXCAVATOR ATTACKS A MUDSLIDE

WE ARE LOOKING TO THE FUTURE



ATERRO SANITÁRIO MUNICIPAL BANDEIRANTES: SÃO PAULO, BRAZIL

WASTE NOT

Landfill-emitted methane and carbonic gases wreak havoc on the environment, accelerating global warming and contaminating the air we breathe. São Paulo's Aterro Sanitário Municipal Bandeirantes—Brazil's main sanitary landfill—produces literally tons of this unfortunate by-product. The city and one of the landfill's operators decided to get creative, and turned to Caterpillar to help build a gas power generation plant on site that converts the gases into electrical energy, which is supplied to the local electric company as well as local businesses.

Local Cat dealer Sotreq S.A. plays a pivotal role in the project, which is expected to reduce methane emissions by 8 million tons over 15 years. Sotreq designed a turnkey conversion solution, then built the power plant. It houses and maintains 24 16-cylinder Cat generator sets, each producing 925 kilowatts of continuous power, to keep the plant in production. Sotreq also provided project management and logistics management, and helped integrate plant suppliers. Today, dealer personnel are on site 24 hours a day, ensuring nonstop operation of what has become the world's largest sanitary gas-powered energy generation center.



23

CAT POWER PROVIDES CRITICAL CARE

[illegible]pital Albert Schweitzer (HAS) in Deschapelles, [illegible]iti, serves 5,000 sick and injured people each [illegible]. To help ensure that these hurting people receive much-needed healthcare, four Caterpillar [illegible]400 generator sets work nonstop behind the scenes providing electricity for the hospital. "Without the electricity provided by Caterpillar generators, our work would be difficult, to say the least," said Debbie Berquist Jules, HAS's [illegible] operating officer. "Equipment sterilization would take longer, anesthesia machines wouldn't work, and the nurses would have to do their work by candle or lamp light." To put things in perspective, the area surrounding the hospital has been without power for nearly a year, due to problems with the country's electrical grid. Prior to that, power was sporadic at best. As a result of this situation, many local children use the dependable, always-on hospital security lights to provide illumination so they can complete their homework.



CHILDREN OUTSIDE HÔPITAL ALBERT SCHWEITZER

OUR WORK: SECTION THREE

2005 FINANCIAL REVIEW

MANAGEMENT'S REVIEW OF OPERATIONS

Team Caterpillar's focus in 2005 on meeting unprecedented customer demand produced another strong year for Caterpillar — in both record sales and revenues as well as profit per share. Employees, suppliers and dealers all responded incredibly well to realize the opportunity.

In 2005, sales and revenues reached $36.34 billion, up $6.03 billion, or 20 percent, from 2004. The increase was a result of $2.64 billion of higher Machinery volume, $1.08 billion of higher Engine volume, $1.83 billion of improved price realization and a $363 million increase in Financial Products revenues. Currency had a positive impact on sales of $128 million.

Full-year profit was the highest in company history — $2.85 billion, or $4.04 per share, up 40 percent. The improvement was primarily the result of higher price realization and sales volume, partially offset by an increase in core operating costs. The increase was a result of higher manufacturing costs, primarily material costs and supply chain-related inefficiencies. The remainder of the increase was to support the significant increase in sales volume along with new product programs.

Machinery and Engines operating profit as a percent of sales increased substantially — from 8.3 percent in 2004 to 10.3 percent in 2005. The increase was the result of improved price realization, higher sales volume and management of period cost structure, somewhat offset by continued pressure on variable manufacturing costs.

2005 was a strong year for operating cash flow — $3.11 billion on a consolidated basis and $2.81 billion for Machinery and Engines, which included $912 million of pension contributions. For Machinery and Engines, operating cash flow was primarily used to repurchase 33.9 million shares of stock, fund $1.16 billion of capital expenditures and pay $618 million of dividends.

Operating profit in 2005 improved $1.10 billion, or 41 percent, from 2004, driven by higher price realization and sales volume, partially offset by higher core operating costs and retirement benefits.

MACHINERY

Machinery sales in 2005 were $22.93 billion, an increase of $4.09 billion, or 22 percent, from 2004. Sales were an all-time record for a year. Sales volume accounted for $2.64 billion of the increase, price realization added $1.34 billion and the remaining $107 million was due to currency.

Growth in sales volume resulted from increased shipments to dealers in response to broad-based gains in reported dealer deliveries to end users. All regions and most industries participated in this growth, which showed little sign of abating as the year ended. Worldwide, dealers reported increases to machine inventory in both 2004 and 2005. At the end of 2005, dealers reported lower machine inventory, as measured by months of supply, than at the end of 2004.

In North America, sales were up $2.49 billion, or 24 percent, from 2004. Sales volume increased $1.65 billion and price realization added $832 million. Growth in sales volume resulted largely from increased sales through our dealer network, the result of favorable metals and energy prices and increased construction spending. Dealers built machine inventories in line with deliveries so that inventories in months of deliveries were the same as at the end of 2004.

Sales in Europe, Africa, the Middle East and the Commonwealth of Independent States (EAME) increased 16 percent, or $711 million, compared to 2004. Sales volume accounted for $421 million, improved price realization added $253 million and the remaining $37 million came from the favorable impact of currency. Volume growth occurred as a result of increased sales through our dealer network. Low interest rates benefited housing construction in Europe, and higher metals and energy prices supported both construction and mining in Africa/Middle East (AME). Mining and energy investment in the Commonwealth of Independent States (CIS) increased and had a positive effect on Caterpillar sales.

In Latin America, sales rose $472 million, or 31 percent, from the same period a year ago — $304 million from increased volume, $120 million from improved price realization and the remaining $48 million due to currency, primarily related to a stronger Brazilian real. Increased sales through our dealer network into both construction and mining sectors accounted for all the sales volume growth.

In Asia/Pacific, sales increased 17 percent, or $419 million, compared to 2004—$259 million from higher volume, $138 million from improved price realization and the remaining $22 million due to currency. Sales volume in most of the larger countries increased, a result of very strong mining activity and continued growth in construction. In China, sales were down modestly for the year.

Machinery operating profit of $2.43 billion was up $675 million, or 38 percent, from 2004. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs and higher retirement benefits.

MACHINERY: SALES BY GEOGRAPHIC REGION

(dollars in millions)	2005	2004	2003
North America	$12,822	$10,337	$ 7,310
EAME	$ 5,222	$ 4,511	$3,596
Asia/Pacific	$ 2,905	$ 2,486	$1,844
Latin America	$ 1,982	$ 1,510	$ 928

CUSTOMERS BY INDUSTRY

NEW MACHINE DISTRIBUTION TO END USERS
(2005 worldwide distribution by major end use)


32% Heavy Construction
27% General Construction
18% Mining
8% Quarry & Aggregates
5% Paving/Other
4% Industrial
3% Forestry
3% Waste

NEW ENGINE DISTRIBUTION TO END USERS
(2005 worldwide distribution by major end use)


30% Electrical Power
29% On-Highway
24% Oil & Gas
9% Industrial
8% Marine

ENGINES

Sales were $11.08 billion in 2005, up $1.58 billion — or 17 percent — from 2004. Volume accounted for $1.08 billion, price realization added $484 million and currency added $21 million.

Dealer engine inventory increased during both full-year 2005 and 2004. The 2005 inventory increase was less than the 2004 increase, which slightly reduced the company's year-over-year sales growth. Months of inventory relative to deliveries declined in most regions and sectors compared to 2004.

In North America, sales were up 17 percent. Sales of petroleum engines increased 50 percent, primarily from increased sales of reciprocating engines for drilling and gas compression and turbines and related services for gas production and transmission. High oil and gas prices were a significant factor behind the increase in sales. Sales of on-highway truck engines were up 5 percent, primarily due to expansion and replacement of truck fleets. Sales of electric power engines were up 21 percent, with widespread demand for generator sets for communications, data center and standby applications. Marine engine sales were up 33 percent, primarily from increased demand for workboats and petroleum support vessels.

Sales in EAME increased 22 percent. Sales into the electric power sector were up 35 percent, with widespread growth in demand for reciprocating generator sets, support from Middle East reconstruction efforts and incremental revenue from the acquisition of Turbomach, a turbine generator set packager and service provider. Marine engine sales increased 20 percent, with strong demand for oceangoing and inland waterway vessels. Sales of industrial engines were up 8 percent — a result of increases in demand from a broad range of industrial equipment customers, partially offset by lower demand from agricultural equipment manufacturers. Petroleum engine sales dropped 4 percent for the year, primarily from reduced shipments for turbines and turbine-related services for offshore oil platforms and gas transmission projects.

Latin America sales were up 21 percent. Sales of petroleum engines increased 49 percent, with nearly all of the increase from sales of turbines and turbine-related services to support increased investment in oil production. Sales of electric power engines increased 44 percent, benefiting from investments in generator sets for electricity reliability and disaster preparedness as well as demand for rental fleets. Sales of industrial engines decreased 34 percent, with reduced demand for engines for agricultural equipment. Sales of marine engines declined 37 percent, impacted by limited shipyard capacity and comparison with a high 2004 base.

In Asia/Pacific, sales were up 4 percent. Sales of marine engines were up 26 percent, with increased demand for oceangoing and petroleum support vessels due to strong freight and petroleum demand. Petroleum engine sales increased 12 percent, with widespread demand for reciprocating engines for petroleum site power, drilling and well support and demand for turbines and related services to support production. Electric power engine sales declined 19 percent, with most of the decline due to centralized electrical demand management actions and improved electricity reliability in China that drove reduced demand for generator sets.

ENGINES[1]: SALES BY GEOGRAPHIC REGION

(dollars in millions)	2005	2004	2003
North America	$4,887	$4,184	$3,222
EAME	$3,638	$2,994	$2,356
Asia/Pacific	$1,508	$1,452	$ 999
Latin America	$1,042	$ 862	$ 793

[1] Does not include internal engine transfers of $2,065, $1,738 and $1,358 (dollars in millions) in 2005, 2004 and 2003, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

Engines operating profit of $1.07 billion was up $482 million, or 82 percent, from 2004. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs and higher retirement benefits.

FINANCIAL PRODUCTS

Revenues were $2.33 billion, up $363 million—or 18 percent—from 2004. The increase was due primarily to a $211 million favorable impact from continued growth of earning assets and an $89 million impact of higher interest rates on new and existing finance receivables at Cat Financial. Also, there was a $47 million increase in revenues at Cat Insurance, primarily due to an increase in earned premiums.

Financial Products operating profit of $531 million was up $61 million, or 13 percent, from 2004. The increase was primarily due to $123 million favorable impact from the continued growth of earning assets at Cat Financial. Partially offsetting this increase were $33 million in higher operating expenses, primarily related to growth at Cat Financial and a $28 million decrease in operating profit at Cat Insurance, primarily due to less favorable insurance reserve adjustments in 2005 than in 2004.

SALES & REVENUES PER EMPLOYEE

(dollars in thousands)



$290
$284
$336
$415
$445
01 02 03 04 05

FULL-TIME EMPLOYEES AT YEAR END

	2005	2004	2003
Inside U.S.	43,878	38,128	35,260
Outside U.S.	41,238	38,792	33,909
TOTAL	85,116	76,920	69,169
(by region)			
North America	43,933	38,396	35,486
EAME	23,137	22,169	20,547
Latin America	11,688	10,733	8,533
Asia/Pacific	6,358	5,622	4,603
TOTAL	85,116	76,920	69,169

FINANCIAL INFORMATION

STOCKHOLDER INFORMATION

SALES & REVENUES
(dollars in millions)



$12,158
$11,975
$13,678
$18,844
$22,931
01 02 03 04 05
Machinery
$6,869
$6,673
$7,370
$9,492
$11,075
01 02 03 04 05
Engines
$1,483
$1,537
$1,759
$1,970
$2,333
01 02 03 04 05
Financial Products

OPERATING PROFIT*
(dollars in millions)



$844
$918
$1,199
$1,756
$2,431
01 02 03 04 05
Machinery
$353
$173
$183
$589
$1,071
01 02 03 04 05
Engines
$326
$318
$393
$470
$531
01 02 03 04 05
Financial Products

*Eliminations of ($160), ($89), ($105), ($131) and ($249) (dollars in millions) for 2001, 2002, 2003, 2004 and 2005 respectively, are required to arrive at consolidated operating profit.

EXPORTS FROM THE U.S.
(dollars in millions)



$888
$909
$1,037
$1,232
$1,552
01 02 03 04 05
Canada
$1,229
$1,114
$1,269
$1,602
$2,219
01 02 03 04 05
Latin America
$1,996
$1,944
$2,151
$2,557
$3,153
01 02 03 04 05
EAME
$1,056
$1,214
$1,315
$1,950
$2,232
01 02 03 04 05
Asia/Pacific

RESEARCH AND DEVELOPMENT
(dollars in millions)



$696
$656
$669
$928
$1,084
01 02 03 04 05

CORPORATE GIVING
(dollars in millions)



$14
$13
$13
$17
$27
01 02 03 04 05

WHERE APPLICABLE, FINANCIAL INFORMATION HAS BEEN GROUPED AS:

Consolidated: Caterpillar Inc. and its subsidiaries

Machinery and Engines: Primarily our design, manufacturing, marketing and parts distribution operations for our machinery and engines lines of business

Financial Products: Our finance and insurance subsidiaries, primarily Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Holdings, Inc.

COMMON STOCK [NYSE:CAT]

Listing Information: Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Number of Stockholders: Stockholders of record at year-end totaled 38,329 compared with 37,639 at the end of 2004. Approximately 68 percent of our issued shares are held by institutions and banks, 26 percent by individuals and 6 percent by employees through company investment plans.

Caterpillar qualified investment plans held 40,601,400 shares at year-end, including 3,789,649 shares acquired during 2005. Non-U.S. employee stock purchase plans held an additional 5,024,633 shares at year-end, including 1,002,151 shares acquired during 2005.

Compliance: Caterpillar files Annual CEO Certifications in compliance with New York and Pacific stock exchange rules and certifications in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits to our Form 10-K filing for the relevant fiscal year.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

STOCK PRICE COMPARISON

	2005 [1]		2004 [1]	
quarter	high	low	high	low
First	$ 49.98	$ 43.20	$ 42.85	$ 36.26
Second	$ 51.49	$ 41.31	$ 42.38	$ 36.01
Third	$ 59.88	$ 47.43	$ 40.65	$ 34.25
Fourth	$ 59.84	$ 48.25	$ 49.36	$ 38.38

[1] Price ranges reflect July 2005 2-for-1 stock split.

FIVE-YEAR FINANCIAL SUMMARY

Years Ended December 31 (dollars in millions, except per share data)	2005	2004 [5]	2003 [5]	2002 [5]	2001 [5]
Sales and revenues	$36,339	$30,306	$22,807	$20,185	$20,510
Sales	$34,006	$28,336	$21,048	$18,648	$19,027
Percent inside the U.S.	47%	46%	44%	45%	49%
Percent outside the U.S.	53%	54%	56%	55%	51%
Revenues	$ 2,333	$ 1,970	$ 1,759	$ 1,537	$ 1,483
Profit [1]	$ 2,854	$ 2,035	$ 1,099	$ 798	$ 805
As a percent of sales and revenues	7.9%	6.7%	4.8%	4.0%	3.9%
Profit per common share [1] [2]	$ 4.21	$ 2.97	$ 1.59	$ 1.16	$ 1.17
Profit per common share—diluted [1] [3]	$ 4.04	$ 2.88	$ 1.56	$ 1.15	$ 1.16
Dividends declared per common share	$ 0.955	$ 0.800	$ 0.720	$ 0.700	$ 0.695
Return on average common stockholders' equity [4]	35.9%	30.0%	19.0%	14.4%	14.4%
Capital expenditures:					
Property, plant and equipment	$ 1,201	$ 926	$ 682	$ 728	$ 1,100
Equipment leased to others	$ 1,214	$ 1,188	$ 1,083	$ 1,045	$ 868
Depreciation and amortization	$ 1,477	$ 1,397	$ 1,347	$ 1,220	$ 1,169
Research and development expenses	$ 1,084	$ 928	$ 669	$ 656	$ 696
As a percent of sales and revenues	3.0%	3.1%	2.9%	3.3%	3.4%
Wages, salaries and employee benefits	$ 6,928	$ 6,025	$ 4,980	$ 4,360	$ 4,272
Average number of employees	81,673	73,033	67,828	70,973	70,678

[1] In 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and therefore no longer amortize goodwill.

[2] Computed on weighted-average number of shares outstanding.

[3] Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock options, using the treasury stock method.

[4] Represents profit divided by average stockholders' equity (beginning of year stockholders' equity plus end of year stockholders' equity divided by two).

[5] The per share data reflects the 2005 2-for-1 stock split.

BOARD OF DIRECTORS 2005

W. Frank Blount
Mr. Blount, 67, is chairman and CEO of JI Ventures, Inc. (venture capital) and TTS Management Corporation (private equity management). He is former chairman and CEO of Cypress Communications Inc. (telecommunications). He is also director of ADTRAN, Inc., Alcatel S.A., Entergy Corporation and Hanson PLC and serves on the advisory board of China Telecom in Beijing. He has been a Caterpillar director since 1995.

Dr. John R. Brazil
Dr. Brazil, 60, is president of Trinity University (San Antonio, Texas) and former president of Bradley University (Peoria, Illinois). He was elected a director in 1998.

John T. Dillon
Mr. Dillon, 67, is vice chairman of Evercore Capital Partners (advisory and investment) and senior managing director of the firm's investment activities and private equity businesses. He is the former chairman and CEO of International Paper (paper and forest products). He is also a director of E. I. du Pont de Nemours and Company, Kellogg Co. and Vertis Inc. He became a Caterpillar director in 1997.

Eugene V. Fife
Mr. Fife, 65, is managing principal of Vawter Capital LLC (private investment). He is also the non-executive chairman of Eclipsys Corporation (health information technology) and served as the interim CEO and president of Eclipsys from April to November 2005. He became a Caterpillar director in 2002.

Gail D. Fosler
Ms. Fosler, 58, is executive vice president and chief economist of The Conference Board (research and business membership). Prior to her current position, she was senior vice president of The Conference Board. She is also a director of Baxter International Inc. She has been a Caterpillar director since 2003.

Juan Gallardo
Mr. Gallardo, 58, is chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling). He is former chairman of Mexico Fund Inc. (mutual fund), former chairman and CEO of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills) and former vice chairman of Home Mart de Mexico, S.A. de C.V. (retail trade). He is also a director of Lafarge SA, Grupo Mexico, S.A. de C.V., and Mexicana de Aviacion and is a member of the Mexican Business Roundtable. He was elected a Caterpillar director in 1998.

David R. Goode
Mr. Goode, 65, is former chairman, president and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). He also serves as a director of Delta Air Lines, Inc., Norfolk Southern Corporation and Texas Instruments Incorporated. He has been a Caterpillar director since 1993.

Peter A. Magowan
Mr. Magowan, 64, is president and managing general partner of the San Francisco Giants (major league baseball team) and a director of DaimlerChrysler AG. He became a Caterpillar director in 1993.

William A. Osborn
Mr. Osborn, 58, is chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). He is also a director of Nicor Inc. and Tribune Company. He was elected a Caterpillar director in 2000.

James W. Owens
Mr. Owens, 60, is chairman and CEO of Caterpillar Inc., a position he has held since February 2004. Since joining the company as a corporate economist in 1972, he has held numerous management positions worldwide—including president of Solar Turbines Incorporated and chief financial officer, group president and vice chairman of Caterpillar. Mr. Owens is director of Alcoa Inc., International Business Machines, The Institute for International Economics and a member of the Council on Foreign Relations. He is also a member of The Business Council, Business Roundtable, the Manufacturing Council and the Global Advisory Council to The Conference Board. He became a Caterpillar director in 2004.

Gordon R. Parker
Mr. Parker, 70, is former chairman of Newmont Mining Corporation (gold properties production, exploration and acquisition). He is a director of Phelps Dodge Corporation. He has been a Caterpillar director since 1995 and is retiring from the board in 2006.

Charles D. Powell
Lord Powell, 64, is chairman of Safinvest Limited (asset and investment management) and LVMH Services Limited (luxury goods), as well as former chairman of Phillips Fine Art Auctioneers and Sagitta Asset Management Limited. He also serves as a director of LMVH Moet-Hennessy Louis Vuitton, Mandarin Oriental International Ltd., Textron Corporation, Schindler Holding Ltd. and Yell Group plc. He has been a Caterpillar director since 2001.

Edward B. Rust, Jr.
Mr. Rust, 55, is chairman and CEO of State Farm Mutual Automobile Insurance Company (insurance). He is also president and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates, as well as trustee and president of State Farm Mutual Fund Trust and State Farm Variable Product Trust. He is a director of Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. He became a Caterpillar director in 2003.

Joshua I. Smith
Mr. Smith, 65, is chairman and managing partner of the Coaching Group, LLC (management consulting), where he has served as vice chairman and chief development officer of iGate, Inc. (broadband networking company). He serves as a director of CardioComm Solutions Inc., Federal Express Corporation and The Allstate Corporation. He has been a Caterpillar director since 1993.

COMMITTEE MEMBERSHIP

AUDIT COMMITTEE

Eugene V. Fife
Chair
W. Frank Blount
John T. Dillon
David R. Goode
Gordon R. Parker
Edward B. Rust, Jr.

COMPENSATION COMMITTEE

William A. Osborn
Chair
John R. Brazil
Gail D. Fosler
Peter A. Magowan
Charles D. Powell
Joshua I. Smith

GOVERNANCE COMMITTEE

John T. Dillon
Chair
W. Frank Blount
Juan Gallardo
David R. Goode
Peter A. Magowan
Edward B. Rust, Jr.

PUBLIC POLICY COMMITTEE

John R. Brazil
Chair
Gail D. Fosler
Juan Gallardo
Gordon R. Parker
Charles D. Powell
Joshua I. Smith

OFFICERS (AS OF JANUARY 1, 2006)

CHAIRMAN/CHIEF EXECUTIVE OFFICER

James W. Owens

GROUP PRESIDENTS

Stuart L. Levenick
Douglas R. Oberhelman
Gerald L. Shaheen
Gérard R. Vittecoq
Steven H. Wunning

VICE PRESIDENTS

Kent M. Adams
Financial Products
Ali M. Bahaj
Corporate Auditing & Compliance
Sidney C. Banwart
Human Services
Michael J. Baunton
Europe, Africa & Middle East Product Development & Operations
Rodney C. Beeler
Asia Pacific Marketing
Mary H. Bell
Logistics
James B. Buda
Legal Services
David B. Burritt
Global Finance & Strategic Support
Rodney L. Bussell
Mining & Construction Equipment
Christopher C. Curfman
Global Mining
Paolo Fellin
Europe, Africa & Middle East Marketing
Steven L. Fisher
Remanufacturing
Thomas A. Gales
Latin America Division
Stephen A. Gosselin
Solar Turbines Incorporated
Hans A. Haefeli
Industrial Power Systems
John S. Heller
Systems & Processes
Richard P. Lavin
Asia Pacific Operations/SCM
William D. Mayo
North American Commercial Division
Daniel M. Murphy
Global Purchasing
Gerald Palmer
Wheel Loaders & Excavators
James J. Parker
Power Systems Marketing
Mark R. Pflederer
Technology & Solutions
Edward J. Rapp
Building Construction Products
William J. Rohner
Electric Power
Christiano V. Schena
Motion & Power Control
William F. Springer
Marketing & Product Support
Gary A. Stroup
Large Power Systems
James D. Waters
Caterpillar Production Systems
Donald G. Western
Specialty Industries
Robert T. Williams
Track-Type Tractors

GENERAL COUNSEL AND SECRETARY

James B. Buda

CHIEF FINANCIAL OFFICER

David B. Burritt

CHIEF INFORMATION OFFICER

John S. Heller

CHIEF TECHNOLOGY OFFICER

Mark R. Pflederer

CONTROLLER

Bradley M. Halverson

TREASURER

Kevin E. Colgan

ASSISTANT TREASURER

Robin D. Beran

ASSISTANT SECRETARIES

Tinkie E. Demmin
Laurie J. Huxtable

NEW VICE PRESIDENTS


Kent M. Adams
Financial Products


Steven L. Fisher
Remanufacturing


William D. Mayo
North American Commercial Division


James D. Waters
Caterpillar Production Systems

SUPPLEMENTAL STOCK INFORMATION

STOCK PRICE PLAN

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administrated by our Transfer Agent. Current stockholders can get more information on the program from our Transfer Agent using the contact information provided below. Non-stockholders can request program materials by calling 800.842.7629 (U.S. and Canada) or 201.329.8660 (outside U.S. and Canada). The Investor Services Program materials are available online from the Mellon Investor Services website or linked from www.cat.com/dspp.

INDIVIDUAL STOCKHOLDERS SHOULD CONTACT

Stock Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606-3315
Telephone: 866.203.6622, (U.S. and Canada)
201.680.6578 (outside U.S. and Canada)
Hearing impaired: 800.231.5469, (U.S. and Canada)
201.680.6610 (outside U.S. and Canada)
Website: www.melloninvestor.com

Caterpillar Assistant Secretary
Laurie J. Huxtable
100 N.E. Adams Street
Peoria, IL 61629-7310
Telephone: 309.675.4619
Facsimile: 309.675.6620
Email: catshareservices@cat.com

INVESTOR RELATIONS

Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the company should contact:

Mike DeWalt
Director of Investor Relations
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-5310
Telephone: 309.675.4549
Facsimile: 309.675.4457
Email: catir@cat.com
Website: www.cat.com/investor

COMPANY INFORMATION

CURRENT INFORMATION

Phone our Information Hotline—800.228.7717 (U.S. and Canada) or 858.244.2080 (outside U.S. and Canada)—to request company publications by mail, listen to a summary of our latest financial results and current outlook or request a copy of results by fax or mail. Visit www.cat.com/materialsrequest to view or download materials online or register for e-mail alerts.

HISTORICAL INFORMATION

View or download online at www.cat.com/historical.

ANNUAL MEETING

On June 14, 2006, at 1:30 p.m., the annual meeting of stockholders will be held at Northern Trust Corporation, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about April 28, 2006.

INTERNET

Visit us on the Internet at www.cat.com. Information contained on our website is not incorporated by reference into this document.

CREDITS

PRODUCED BY

Caterpillar Corporate Public Affairs

DESIGN & WRITING

VSA Partners, Inc.

PHOTOGRAPHY

Mitch Colgan
Colgan Photographic
Paul Elledge
Paul Elledge Photography
Marc Esser
Caterpillar Inc.
Dan Gilkes
Freelance Photographer
Michael Goodman
Michael Goodman Photography
Karl Grobl
www.karlgrobl.com
S. Kanakaraj
Freelance Photographer
Mike LaVallier
Caterpillar Inc.
Doug Leunig
Caterpillar Inc.
Kevin May
Freelance Photographer
www.redteamracing.org
Carnegie Mellon University

PRINTING

Williamson Printing Corporation

TRADEMARK INFORMATION

SAFE HARBOR STATEMENT

Certain statements in this report relate to future events and expectations that constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements. Actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic, political or competitive conditions; market acceptance of the company's products and services; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its year-end report on Form 10-K filed on February 22, 2006. We do not undertake to update our forward-looking statements.





CATERPILLAR®

WWW.CAT.COM PEORIA, IL 61629 309.675.1000 YECX0018

TODAY'S WORK. TOMORROW'S WORLD.™

TOMORROW'S WORLD

2005 SUSTAINABILITY REPORT

CATERPILLAR®

SECTION ONE

MAKING PROGRESS POSSIBLE

SECTION TWO

RUNNING A MORE SUSTAINABLE BUSINESS

SECTION THREE

CONTRIBUTING TO A BETTER WORLD

OUR WORLD NEEDS SUSTAINABLE DEVELOPMENT

In our rapidly globalizing society, there is a universal aspiration for higher standards of living. People need and want good places to work, adequate housing, better schools for their children, safer and more efficient ways to travel, reliable communications and much more. Economic development is essential to meeting these needs, and enabling this development is at the heart of Caterpillar's business. Through our products and services, we provide the infrastructure and mobility that are the backbone of a growing global economy.

Over the past several decades, however, society has become increasingly aware that we cannot continue to develop "as usual" if we are to improve standards of living. Global population is burgeoning—increasing six fold over the last two centuries and doubling since 1960. It reached 6.5 billion in 2005 and is expected to grow to 9.1 billion by 2050.

This growth, combined with an ever-increasing appetite for resources, has placed enormous pressures on our planet. We are now using up natural resources and straining ecosystems faster than their ability to recover. According to the Millennium Ecosystem Assessment, a United Nations-sponsored study completed in 2005 by large international teams of scientists, humans have changed ecosystems more rapidly and extensively over the last 50 years than in any comparable time in human history. As a result, two-thirds of the world's ecosystems are now being degraded or used unsustainably. Even with this consumption, however, more than a billion people worldwide still live in extreme poverty.

In response, society must alter its approach so that resources and capacities are available for people tomorrow as well as today. This is sustainable development, defined by a United Nations commission[1] as "meeting the needs of the present without compromising the ability of future generations to meet their own needs." In addition to protecting our planet's ecosystems, this type of development can lead to a reduction in poverty by providing the kind of economic growth that offers opportunities for all.

Reaching such a state is a journey. Its challenges are many, and the quest will be never ending. In our business specifically, issues of energy efficiency, climate change, product use, safety and open markets—just to name a few—affect Caterpillar, our dealers and our customers every day. Addressing these and other issues may require significant remodeling of the world's traditional ideas and methods of development. It certainly will require the application of new technologies, most of which have yet to be invented. Most of all, it will require teamwork among a disparate set of partners—including business, academia, government, non-governmental organizations and others.

LIVING OUR VALUES IN ACTION


OUR VALUES
IN ACTION
Caterpillar Code of Conduct

Our accomplishments and commitments in this report find their roots in our corporate culture, now more clearly expressed in *Our Values in Action*, Caterpillar's Worldwide Code of Conduct. When we first issued the Code in 1974, we were one of the first companies to do so, and as we've updated and enhanced the document over the years, it has become one of the most comprehensive of its kind. *Our Values in Action* is a practical guide for how we conduct business and treat one another, providing clear guidelines on the actions we must take—and avoid—as we put our values of integrity, excellence, teamwork and commitment into action. Living these values is fundamental to running a sustainable enterprise.

One way we help all employees learn to put our values into action daily is through a yearly awareness and understanding assessment. It includes a series of real-life scenarios that require employees to select the right action or response based on our values and behaviors. This required learning helps ensure employees understand how we conduct business and provides our stakeholders with greater assurance

A LEGACY OF PROGRESS

Yet this is the reality of today's world. We all, individuals and businesses alike, face real constraints and difficult choices —but these choices bring opportunity. Caterpillar recognizes that the development we enable must be done in a more efficient and environmentally sensitive manner, and we are encouraged by the progress we have made in this area over the years—in our operations, in our communities and through our products, services and solutions. For example:

> Our products and services are used around the world to provide access to clean water and reliable power. They make available the raw materials on which society depends and help to improve quality of life by building roads, airports, schools, hospitals and homes.

> Our facilities and dealers play key economic and social roles, providing good jobs, skill-enhancing opportunities and charitable support in communities around the world.

> Our people have made significant strides to reduce emissions from products and operations, expand reuse and remanufacturing of products, develop new technologies and processes and educate customers on the safest, most efficient ways to operate equipment.

> Our environmental, financial and social performance has steadily improved over the years. Beginning in 2001, we have been named to the Dow Jones Sustainability World Index five straight times.

A COMMITMENT FOR THE FUTURE

Certainly, there is much more we can and plan to do. In 2005, we identified sustainable development as a "strategic area of improvement" in our new enterprise strategy. This was an important step. While a focus on sustainability exists in many of our global businesses today, it must become an enterprise-wide commitment with experiences, successes and behaviors replicated across our organization. We must establish and communicate "bold goal" targets to drive the right behaviors. We must engage in dialogue with our stakeholders, tackle tough issues and pursue the business opportunities sustainable development presents.

that Caterpillar people are acting in accordance with our values.

In 2004, the assessment was offered in English and French, and approximately 21,000 employees (30 percent of our workforce) participated. In 2005, we offered the assessment in seven languages, with 30,000 employees (40 percent of our workforce) taking part. In 2006, the assessment is available in 14 languages with a target of 100 percent employee participation.

You can view a PDF of *Our Values in Action* on www.cat.com. Choose "About Cat," then "Corporate Overview."

CODE ASSESSMENT PARTICIPATION
(percent of employees)


30
40
100
100
Target
04 05 06



Jim Owens, Chairman and CEO

Therefore, we are developing a comprehensive, coherent strategy and dedicated staff to focus on sustainable development as we design our products, run our operations and work with our customers and communities. We are setting aggressive goals and publicly challenging ourselves to meet them. Key elements of our strategy will include:

> Education for all employees and more specific training for key managers

> Metrics and goals established for each Caterpillar facility related to safety, energy, material conservation, emissions and water consumption

> Metrics and goals developed by Caterpillar business units related to driving profitable growth generated by products and solutions supporting sustainable development

> Development of processes to support innovation and collaboration with universities and research institutions, leveraging expertise beyond our organization

> Working with existing and new customers, our worldwide dealer network and various industry groups to understand their needs and develop solutions to address them

> Continued engagement with the world outside Caterpillar, building on the relationships we've established in creating this report *(In an effort to encourage such engagement, I accepted an invitation to join the board of directors of the World Resources Institute in 2006.)*

By applying the discipline of 6 Sigma² and allowing sustainable development to drive our work—fueling creativity, innovation and efficiency—Caterpillar can better meet the needs of existing and future customers, differentiate ourselves from the competition and drive profitable growth.

NO SIMPLE SOLUTIONS, ONLY INTELLIGENT CHOICES

That said, we do not take lightly the challenges we face. In a series of public messages in the 1970s, we argued that "there are no simple solutions, only intelligent choices." That statement is even more true today. The issues we face are complex and difficult, requiring decision-making based on facts and data and benefiting from the perspectives of multiple stakeholders. In this report, we discuss our progress toward addressing some of these issues. For others, we acknowledge that we have not yet found the right answers and must continue working to do so.

The challenges of sustainable development, for all of us, are likely to prove more difficult than any we have faced in the past. But they are challenges we must accept. We owe it to our children, our grandchildren and generations to come to put our creativity, experience and industry leadership position to work for the good of this planet we all share. I am confident that Caterpillar people—together with our dealers, customers and other stakeholders—can make the intelligent choices that will drive the growth of our business and help create a more sustainable world. I am excited by the possibilities. I hope you are as well.



Jim Owens, Chairman and CEO
Caterpillar Inc.

ABOUT THIS REPORT

This report was crafted to help Caterpillar employees and other stakeholders understand the business case for and the implications of Caterpillar's pursuit of sustainable development. It defines what sustainable development means for our business, the progress we have made and the challenges we face. It also marks the beginning of our external reporting initiative.

To develop the content, we used 6 Sigma to identify key audiences and messages. We cross-referenced elements in our enterprise strategy with a list of sustainable development concerns to determine the issues relevant to our business and stakeholders. Using these issues to frame the report, we included information that was "robust, representative, extensive and auditable" and provided metrics where possible that are driving, or will drive, desired behaviors toward meaningful goals.

Providing input throughout the development of this report were an advisory council of experts from business, academia, government and non-governmental organizations. Their guidance was insightful and challenging. We incorporated many of their suggestions into this report, but we are still in the process of addressing others, including some aspects of product use, workplace diversity, poverty reduction and supply chain issues. We will explore many of these topics further.

Our thanks to these advisors, who are listed to the right. Their inclusion on this list merely indicates they contributed feedback, but in no way implies they endorse the content or findings in this report. We also want to thank all the Caterpillar employees who provided ideas, content, metrics and more for our first published Sustainability Report.

LIST OF ADVISORS

Luke Danielson
Attorney and Researcher
International Center for Law and Development

George C. Eads
Vice President
CRA International

Keister Evans
Executive Director
Tropical Forest Foundation

Bruce M. Everett
Professor
The Fletcher School, Tufts University

Margaret Flaherty
Managing Director
World Business Council for Sustainable Development

Bradley Googins
Executive Director
Boston College Center for Corporate Citizenship

Stephanie Hanford
Independent Consultant

Stuart Hart
S. C. Johnson Chair of Sustainable Global Enterprise, Cornell University

Calestous Juma
Professor of the Practice of International Development
John F. Kennedy School of Government, Harvard University

Thomas E. Lovejoy
President
Heinz Center for Science, Economics and the Environment

Mark Milstein
Lecturer, Cornell University Johnson Graduate School of Management
Business Research Director, World Resources Institute

William R. Moomaw
Professor and Director
International Environmental Policy, The Fletcher School, Tufts University

Kevin Sweeney
Consultant, Visiting Faculty
University of California – Berkeley

William A. Wallace
President
Wallace Futures Group
Chair of the Governing Board
Engineers Without Borders – USA

Durwood Zaelke
Partner
Zelle, Hofmann, Voelbel, Mason & Getty

PERFORMANCE AT A GLANCE

MEASURING OUR PROGRESS

Operations

INDICATOR	2002	2003	2004	2005	TARGET 2010	STATUS
WORKPLACE SAFETY						
Lost-time case frequency (lost-time injuries per 200,000 hours worked)	3.9	2.9	1.96	1.29	0.3	v
Recordable injury frequency (recordable injuries per 200,000 hours worked)	6.7	6.06	4.99	3.92	1.19	v
ENVIRONMENTAL IMPACT*						
Greenhouse gas intensity (million metric tons of CO_2 equivalent per million dollars of normalized revenue)	101.35	91.44	74.98	—	65.88	^
Percent of material recycled	21	28	42	—	70	•
Landfill/incinerated waste (million pounds per million dollars of normalized revenue)	11,780	8,500	5,680	—	—	
Recycled waste (million pounds per million dollars of normalized revenue)	3,180	3,370	4,130	—	—	
Hazardous waste (million pounds per million dollars of normalized revenue)	172	97	124	—	—	
Water use (million gallons per million dollars of normalized revenue)	320	260	170	—	—	
CHARITABLE GIVING						
Cat Foundation giving (millions of dollars)	11	12	15	24	40	•

Operations data includes all Caterpillar facilities, including wholly owned subsidiaries and ventures where we have a controlling interest greater than 50 percent, such as FG Wilson, Perkins and Solar Turbines. Certain 2005 environmental impact data was not available at the time of this publication. *Normalized revenue is revenue adjusted for inflation from a 2002 base.

Products & Solutions

INDICATOR	2002	2003	2004	2005	TARGET 2010	STATUS
ENGINE EMISSIONS						
On-highway	*See index for data*					•
Non-road	*See index for data*					•
SOLAR® TURBINES						
Combustion turbines	*See index for data*					•
REMANUFACTURING						
Core recovery percent (actual returns / eligible returns) x 100	92	87	90	89	93	•
Core returns by weight (millions of pounds of core material received)	100	102	112	135	160	•
Reman technology 6 Sigma projects	15	18	20	100	160	^
Certified rebuilds (number of rebuilds over 2001 base)	69	59	131	209	947	•

This table provides a snapshot of 2005 performance according to a set of existing key indicators. In 2005, Caterpillar added sustainable development as a "strategic area of improvement" in our enterprise strategy. This set in motion a series of steps to integrate sustainability into our business systems. Over time, our reporting on key indicators will further evolve to reflect additional goals and targets.

Ahead of Schedule	^
On Schedule	•
Behind Schedule	v

PLANNING FOR THE FUTURE

2006 ACTION PLAN	GOALS
SUSTAINABLE DEVELOPMENT ORGANIZATION	
	Form Sustainable Development strategy deployment organization to support enterprise-wide adoption of Sustainable Development as a business —by second quarter 2006
SUSTAINABLE DEVELOPMENT EDUCATION & ENGAGEMENT	
	Develop and conduct workshops for key internal leaders to align business strategies to support Sustainable Development—by year end 2006
	Develop and deploy Sustainable Development education to employees —by first quarter 2007
	Develop/refine processes for engaging internal and external stakeholders to further identify specific initiatives that support Sustainable Development—by year end 2006
	Develop and publish a Caterpillar Sustainability Report for 2005 —by second quarter 2006
SUSTAINABLE DEVELOPMENT PERFORMANCE	
	Incorporate Sustainable Development initiatives identified through engagement into business strategies—TBD
	Establish/enhance operational goals, targets and metrics that support Sustainable Development—by year end 2006
	Establish/enhance business goals, targets and metrics for products, services and solutions that support Sustainable Development—by first quarter 2007

We will report progress against these goals in next year's report.

MAKING PROGRESS POSSIBLE

For more than 80 years, customers have turned to Caterpillar to help build homes, roads, businesses and communities around the world. As global population continues to grow, and as the limits of our resources become increasingly apparent, the need for Caterpillar® products and services as enablers of sustainable development is even more important.



ROAD CONSTRUCTION | SAN DIEGO, CALIFORNIA

UNDERSTANDING THE NEEDS AND CHALLENGES

Enabling development is Caterpillar's business. Customers use our machines, engines and services to provide access to clean water, reliable power and quality infrastructure. A primary driver of this development has been—and will continue to be—population growth and increases in global standards of living. Consider these facts[3]:

> In 2005, world population stood at 6.5 billion. Over the next 45 years, it is expected to grow to 9.1 billion. Population in developing regions is expected to grow by nearly 50 percent by 2050. The most rapid growth is expected in the 50 "least developed" countries.

> While global wealth continues to increase, more than a billion people live in extreme poverty—surviving on $1 a day or less. About half the world's population lives on less than $2 a day. Ecosystem management is key to economic growth and inextricably linked with poverty reduction in these areas. Natural resources provide a daily lifeline for those with few other material assets.

> Approximately 1.1 billion people lack access to safe water supplies, and more than 2.6 billion lack access to adequate sanitation. Water scarcity affects 1 to 2 billion people worldwide. Children under the age of 5 in sub-Saharan Africa face a mortality rate 20 times higher than children born in industrial countries—and this gap continues to widen.

> World energy consumption is expected to increase by 57 percent between 2002 and 2025. Carbon dioxide emissions are projected to rise from 24.4 billion metric tons to 38.2 billion metric tons, even if Kyoto Protocol[4] reduction targets are met.

> In many developing countries, economies are growing rapidly, lifting millions out of poverty. Unfortunately, this growth often comes at a price to the environment. World ecosystems have changed more in the last 50 years than in any other time in human history, with two-thirds now being degraded or used unsustainably.

Terms such as "development," "progress" and "sustainability" mean different things to different people. Within our own business, the trade-offs are numerous. Construction of roads can bring prosperity to inaccessible regions, but it can also introduce diseases and other adverse influences to these areas for the first time. Mines and forests contain resources essential for everyday living, but extracting them has often done harm to animal, plant and human life. Dams can benefit those living downstream through increased irrigation and agricultural production, but the quality of life of those located near the construction can be negatively impacted.

In other words, to some, Caterpillar machines at work represent the very definition of progress—to others, the exact opposite. We are beginning to appreciate that the tension between these two points of view is a source of great learning and opportunity. The process of creating this report, for example, has led to increased engagement and new relationships that will help us

BUILDING CAPACITY IN OUR PEOPLE



NUEVO LAREDO, Mexico: Employees at this Cat remanufacturing plant can influence their own salary advancements through the facility's unique *Pay for Knowledge* program.

As Caterpillar grows around the world, an important way we can enhance quality of life in local communities is by providing good jobs, competitive compensation and opportunities for skill enhancement. One example is the innovative *Pay for Knowledge* program at our Nuevo Laredo, Mexico, remanufacturing facility.

Pay for Knowledge breaks with traditional compensation models based solely on tenure or experience and instead links pay to learning. By completing classes ranging from basic math to geometric tolerances and statistical process control, employees build knowledge about remanufacturing and are rewarded with promotions and pay increases. Caterpillar also provides 6 Sigma and shop-floor training and supplementary education at local learning institutions.

Nuevo Laredo employees each spend over 100 hours learning at work a year. As a result, the facility consistently achieves world-class performance in safety, quality, employee engagement, environmental excellence and productivity. And the benefits extend beyond the workplace. Nuevo Laredo employees are learning to learn—a life skill that empowers them to make better choices and teach their children to make good decisions as well.

as we develop the plans behind our sustainable development strategic area of improvement.

Working with Cat® dealers, customers, governments and non-governmental organizations, Caterpillar can help to redefine the notion of progress to encourage development that occurs in an increasingly balanced, planned and thoughtful manner. Doing so requires that we listen and learn from various stakeholders as we all work to develop solutions together. This is an ongoing process, and Caterpillar is in the midst of engaging in dialogue, developing plans and identifying the targets, goals and metrics we will use to track our progress. In subsequent reports, we will document and communicate the results.



MALI, West Africa: These irrigation canals, constructed by Cat customer Sogea-Satom, will allow villagers in Ké Macina to become more self-sufficient.

ABOUT MALI

Primary Occupations	Life Expectancy	Infant Mortality Rate
Fishing and farming	48.6 years	117 deaths per 1,000 live births
Population	**Literacy Rate**	
More than 12 million	46.4%	

IMPROVING QUALITY OF LIFE AND STANDARDS OF LIVING

A major hydro-agriculture reclamation and social infrastructure development project under way in one of the world's poorest countries demonstrates that developers can work with local communities to improve standards of living in sustainable ways. Taking place in the village of Ké Macina, located in central Mali near the Niger River, this project is designed to reduce poverty levels, improve living conditions and help local villagers become self-sufficient. Sogea-Satom, a leading building and civil engineering company in Africa and a customer of Cat dealer J.A. Delmas Export, is completing much of the work.

Owned by the Niger Office, the project was partially funded by the OPEC Fund for International Development and the Kuwait Fund for Arab Economic Development. It involves irrigating thousands of hectares of land, which will be subdivided and turned over to villagers for rice farming. Sogea-Satom's role includes the construction of canals and corresponding land improvements that will make the irrigation possible. Other developers are bringing electricity and infrastructure—including a maternity unit, two schools, several small roads, two stores and a bank—to many of Ké Macina's 27,000 inhabitants for the first time. Reforestation of 400 hectares also is included in the project charter.

BUILDING CAPACITY IN OUR COMMUNITIES



PIRACICABA, Brazil: Caterpillar contributed personnel and expertise to help our headquarters city in Brazil develop and implement an innovative city development plan.

In 1999, an employee at Caterpillar Brasil—the largest employer in Piracicaba—suggested the company share its participative strategic planning process to help the city develop a plan for the future. Today, Caterpillar and nearly 400 other organizations are active participants in Piracicaba 2010, a collaborative, non-governmental effort to make the community "a model city of sustainable development for Brazil and an excellent place to live."

The strategic plan focuses on five main areas: city attractions and economical vocation, Piracicaba and its inhabitants, urban dynamics, rural dynamics and public administration. Volunteer managers act as change agents responsible for defining priority projects and providing resources for implementation. The Advising Group, which operates under the leadership of a Caterpillar Brasil representative, offers executive guidance, and a group of 24 companies, including Caterpillar, provides financial support. Project leaders are currently re-evaluating the strategic plan and proposing new objectives and strategies for 2015.

HELPING CUSTOMERS RESPOND TO THE CHALLENGES

Our equipment is designed to improve quality of life, and the vast majority of the million-plus Caterpillar products in operation around the world are playing a positive role in advancing global economic development and standards of living. As an industry leader, Caterpillar advocates responsible use of our equipment. We expect our customers to use the products they purchase from us in environmentally responsible ways and consistent with human rights and the requirements of international humanitarian law. In addition, we are involved in a variety of efforts to educate and enable our customers to operate their Cat equipment safely, efficiently and with minimal impact on the environment.



Brazil: Studies by the Tropical Forest Foundation show that reduced-impact logging greatly reduces damage to both trees and the surrounding forest floor.

PROMOTING SUSTAINABLE FOREST MANAGEMENT

A number of factors give rise to deforestation — including poverty, overpopulation and misguided government practices that can lead to slash-and-burn agriculture, encroachment and uncontrolled logging. To encourage sustainable forestry, Caterpillar became a founding member of the Tropical Forest Foundation in 1990. This nonprofit institution is dedicated to conserving the world's tropical forests through education and supports the creation of a sustainable timber industry that provides a better life for people living in these areas.

Since 1993, Caterpillar has worked closely with the Tropical Forest Foundation to promote sustainable forest management, the process of managing permanent forest land in a way that protects soil, water, wildlife and timber resources in perpetuity. Together, we are demonstrating how reduced-impact logging techniques and technology can increase harvesting efficiency and provide environmental benefits such as:

> Reduced soil disturbance (50 percent less) and wood waste (60 percent less) versus conventional logging

> Significantly less destruction of the forest canopy

> Better survival of residual trees

> Faster recovery and shorter cutting cycles

FORESTRY PROGRAM EDUCATES YOUTH





Brazil: Caterpillar's interactive *Whispers in the Forest* exhibit teaches children about life in the rainforest and the importance of sustainable forest management.

An award-winning play that takes an audience on an imaginary journey through the tropical forest is teaching young people in Brazil about the importance of sustainable forest management. Developed by Caterpillar Brasil Ltda., *Whispers in the Forest* recently received first prize in a sustainable enterprise contest sponsored by the Brazilian Business Council for Sustainable Development. While open to people of all ages, *Whispers in the Forest* is targeted at students and complements the work already being done in local schools — discussing man's relationship with the rainforest, forest conservation and sustainable management methods such as reduced-impact logging. Since the program's inception more than four years ago, more than 300,000 students from all over Brazil have taken part — and taken away more knowledge about the rainforest and forestry industry. Future plans include the development of interactive CDs for students and a guide for teachers, which will be distributed to 12,000 public schools in Brazil.

SUPPORTING THE MINING, MINERALS AND METALS INDUSTRY

Mining is often the first industry into remote and developing areas. When a green-field mine is developed, much of the necessary community infrastructure must be developed in tandem, including housing, schools, medical care, services and government. Mines can offer an opportunity for local communities to share in the rewards of harvesting mineral wealth, but their methods and practices have often been challenged. Caterpillar is privileged to provide equipment and solutions to mining companies that are working hard to employ the principles of sustainability in their operations.

Over the years, we have offered support as these companies and their stakeholders discuss concerns and share successes. In 2002, we were a major sponsor of the Global Mining Initiative's "Resourcing the Future" conference, where the industry discussed key issues raised by the Mining, Minerals and Sustainable Development project.[5] At MINExpo 2004, we hosted "Today's Partnerships, Tomorrow's Practices," drawing hundreds of industry representatives to hear experts and discuss best practices.

As the industry learns more about its role in this area, so does Caterpillar. Together, we are tackling tough issues such as resource rights and land tenure and working to apply our advances in the areas of reduced emissions and improved safety.

ENCOURAGING SAFE, EFFICIENT OPERATION

While built to withstand demanding conditions, heavy equipment is by no means indestructible. Untrained operators can easily damage machines—resulting in an increased need for replacement components—or cause excess fuel or fluid usage. More important, unskilled operators can endanger themselves and others. Caterpillar offers various education programs focused on safe, efficient machine operation. Much of our training is industry-specific, familiarizing operators with the productivity and safety features of a particular machine within a particular application.

We are beginning to conduct training using our Virtual Equipment Systems—computer-based simulators that teach the basics of machine controls and applications. We estimate the use of these simulators eliminates approximately four hours of machine operating time per student—improving safety and reducing emissions and fuel usage. Our first Virtual Equipment Systems, designed for hydraulic excavators, were shipped in 2005. Additional simulators are in development for off-highway trucks, wheel loaders and motor graders (to be introduced in 2006) and backhoe and skid steer loaders (to be introduced in 2007).

CUSTOMER EDUCATION


OPERATORS TRAINED
477
597
656
Target
04 05 06
CLASSES OFFERED
115
119
131
Target
04 05 06

CHALLENGES AND FUTURE PLANS

As a major supplier to extractive industries such as mining, forestry and oil and gas, Caterpillar understands that biodiversity—the variety of life on Earth—and habitat protection present huge challenges for many of our customers, and we are committed to helping them address these issues.

In many cases, the most bio-diverse countries on Earth are also the least wealthy and the most prone to conservation problems. Economic development is essential to alleviate poverty in these countries, but it must be balanced with the preservation of the environments and resources that are at the foundation of these economies. Pursuing such development is complex, and circumstances vary from country to country—no single approach will work everywhere.

Caterpillar is determining how we can best contribute to efforts to protect biodiversity, and we know we cannot do so alone. During the coming year, we will look to establish appropriate partnerships to increase our understanding of this issue and develop meaningful strategies, goals and metrics in this area.

DOING BUSINESS IN A GLOBAL ECONOMY

Caterpillar is a truly global company, with over 275 facilities worldwide and more than half our sales and nearly half our workforce outside the United States. As such, we understand that there are many differing economic and political philosophies and forms of government throughout the world. We acknowledge and respect the diversity that exists among the social customs and cultural traditions in the countries in which we operate. And we maintain the flexibility to adapt our business practices to them—to the extent that we can do so in keeping with *Our Values in Action*. In certain areas, however, our positions are clear and long standing.

ADVOCATING FOR FREE AND OPEN MARKETS

Caterpillar has long believed that the pursuit of business excellence and profit in a climate of free enterprise, free trade and unencumbered competition is the best means yet found for efficient development and distribution of goods and services. Further, we believe such international exchange promotes better understanding across borders and cultures, leading to a more peaceful world. The enormous rise in post-World War II gross national product and living standards in countries participating significantly in international commerce has demonstrated such benefits. In contrast, countries that have been isolated as a result of lack of infrastructure, protectionist policies or economic sanctions have not enjoyed these advantages.

The economic growth brought about by international trade is essential for poverty reduction, but it doesn't come without challenges. Chief among them is the need to balance economic, environmental and social policies in support of sustainable development. When this happens, sustainable development can become a shared objective and provide a common frame of reference—allowing environmental and trade policy makers to engage stakeholders, analyze issues and evaluate policy more effectively.

At Caterpillar, we have a long history of advocacy for free trade. Our support comes not from the perspective of any one country, but from a global context. We believe that companies compete best in a free trade environment. When trade barriers are removed, we can better meet our global customer needs and grow more easily. Our suppliers benefit because they can more efficiently satisfy our global sourcing requirements. Our employees benefit from a higher standard of living as they have access to more product choices at lower prices.

Because open markets lead to improved competitiveness, we believe free trade also allows us to provide more and better job opportunities. Despite some common misconceptions, trade liberalization has not led to widespread job losses at Caterpillar. In recent years, overall employment in our U.S. and European



According to the World Bank, the elimination of trade barriers on all goods and services could lift more than 300 million people worldwide out of poverty.

FULL-TIME EMPLOYEES AT YEAR END


NORTH AMERICA
37,870
38,879
36,667
35,486
38,396
43,933
00 01 02 03 04 05
EAME*
21,880
22,246
21,302
20,547
22,169
23,137
00 01 02 03 04 05
ASIA / PACIFIC
2,504
3,867
3,878
4,603
5,622
6,358
00 01 02 03 04 05
LATIN AMERICA
6,186
7,012
7,143
8,533
10,733
11,688
00 01 02 03 04 05
TOTAL
68,440
72,004
68,990
69,169
76,920
85,116
00 01 02 03 04 05

*Europe, Africa & Middle East and Commonwealth of Independent States operations has grown even with significant improvements in productivity. At the same time, our workforce has increased significantly in Latin America and Asia, partially as a result of open markets leading to our improved competitiveness in these areas.

CHALLENGES AND FUTURE PLANS

Caterpillar will continue to promote policies that reduce—or better yet, eliminate—trade and investment barriers. At the same time, we will continue to speak out against protectionist policies. In 2006, Caterpillar will press for successful completion of the World Trade Organization's Doha Development Round[6] which presents a once-in-a-generation opportunity to lower barriers to trade around the world, with a focus on making trade fairer for developing countries. We believe that the United States, European Union and Japan should adopt policies that allow the benefits of the global economy to be extended to developing countries, particularly those of Africa.

Caterpillar also recognizes that in many of the world's poorest countries, humanitarian and development assistance is necessary to fight disease, improve living conditions, combat corruption and provide the "know-how" to drive economic growth and trade. We support the goals of initiatives aimed at increasing economic growth and reducing poverty in developing countries.

OPPOSING BRIBERY AND CORRUPTION

Caterpillar believes fair competition based on quality, innovation and overall value is fundamental to free enterprise and economic growth. We also know that bribery and corruption can have serious social, environmental and economic consequences—impeding trade, competition, investment and economic growth and limiting a nation's ability to reduce poverty and improve standards of living. It also often leads to improper exploitation of natural resources.

In some areas of the world where Caterpillar does business, bribery and corruption are significant issues that touch our customers. These local issues pose real challenges for our company. As a result, we strongly advocate and enforce anti-corruption policies in all areas of our business, including our relationships with competitors, dealers, suppliers, customers, public officials, other corporations and private citizens.

SUPPORTING HUMAN RIGHTS

Caterpillar values teamwork with our employees, dealers, suppliers and other stakeholders. We are committed to building and maintaining a productive, motivated workforce by treating all employees fairly and equitably, and we support and obey laws that prohibit discrimination everywhere we do business. Likewise, we look for suppliers and business allies who also demonstrate strong values and ethical principles. As an example, we recently met with Human Rights Watch, the largest human rights organization in the United States, and we are prepared to maintain an ongoing dialogue with this organization. We avoid those who violate the law or fail to comply with the sound business practices we promote.

Our goal is to conduct business in such a way that employees will not feel the need for representation by unions or other third parties. Where people have chosen such representation or been required by law to do so, however, we pursue an honest, business-like approach in working with those representatives.

We feel strongly that *Our Values in Action* creates a work environment that places our people around the globe, and their needs and rights, first. Therefore, we do not see a need to become signatories to other voluntary conventions, frameworks and standards that offer direction on how to promote the rights and freedoms of people, including those brought forward by the United Nations and the International Labor Organization.

HARMONIZING GLOBAL STANDARDS

On an international level, Caterpillar is actively involved in developing International Standards Organization (ISO) criteria and chairs the committee that develops global standards for earthmoving equipment, including regulations for visibility, rollover protection structures and braking. Our global standards and regulations team works closely with other manufacturers to enhance and align machine criteria worldwide.

RUNNING A MORE SUSTAINABLE BUSINESS

We design our products and services to help people and communities as they strive to create better lives for themselves. We also recognize that the manufacture of our products and their use does affect the environment directly. Therefore, we will take a leadership role in limiting the size of our footprint and minimizing harm to the natural resources we all share.


Reman P

CATERPILLAR REMANUFACTURING | PRENTISS COUNTY, MISSISSIPPI

REDUCING EMISSIONS FROM OUR PRODUCTS

In the 1970s, society's concerns about air quality and its effects on quality of life—such as visibility problems, eye irritation and respiratory issues—prompted the development of clean air standards. Caterpillar acknowledges these concerns and supports appropriate standards put in place to address them. Emissions regulations directly impact our diesel engine business, and we have risen to the challenge of reducing emissions. Since 1988, for example, we have reduced particulate emissions in on-highway clean diesel engines by more than 80 percent, and we will reduce these emissions another 90 percent by January 2007. In the process of doing so, we developed a unique solution—one that meets air quality regulations and delivers the performance our customers demand.



In 2004, **Mike Leavitt**, then the U.S. Environmental Protection Agency Administrator, gave a truck powered by a 2007 prototype Cat® engine with ACERT® Technology the "white handkerchief" test. This piece of white fabric was held over the exhaust pipe to demonstrate the low emissions produced.

THE DEVELOPMENT OF ACERT® TECHNOLOGY

As diesel emissions standards were made more stringent over the years, conventional technology could not keep pace to deliver the needed reductions. Caterpillar invested more than $1 billion and launched more than four hundred 6 Sigma projects to explore a number of available alternatives—eventually landing on a solution that has proven to meet both air quality standards and customer expectations for durability, fuel efficiency and performance.

That solution is ACERT Technology, which precisely controls the combustion cycle and integrates fuel and air system improvements to optimize "in-cylinder" combustion, thus reducing emissions. Advanced electronics and computer-controlled algorithms provide overall engine system integration and control. More than 340,000 on-highway diesel engines shipped since 2004 feature this award-winning technology, enabling Caterpillar to comply with the most stringent standards without using an emissions banking or trading system. ACERT Technology has also been applied successfully to more than 50 models of Cat equipment, as well as many of our industrial, petroleum and marine engines, and the applications are expanding.

THE BENEFITS OF ACERT TECHNOLOGY

In addition to substantial reductions in oxides of nitrogen (NOx), non-methane hydrocarbons (NMHC) and particulate matter (PM), ACERT Technology provides other environmental

U.S. EPA ON-HIGHWAY ENGINE PARTICULATE EMISSIONS

TRUCK ONLY*
(grams per brake horsepower hour)

In 1988, the average heavy-duty on-highway truck traveling 120,000 miles (193,116kms) per year emitted about 470 pounds (213kg) of particulate matter. *By 2007, these emissions will drop to less than eight pounds (3.6kg)—an overall* reduction of approximately 98 percent.



0.60
-83% reduction
0.10
-90% reduction
0.01
1988
2004
2007

*See index for more detail

U.S. EPA NON-ROAD ENGINE PARTICULATE EMISSIONS

225-450 BRAKE KILOWATT POWER CATEGORY*
(grams per brake kilowatt hour)



0.54
-63% reduction
0.20
-90% reduction
0.02
1996
2001
2011

*See index for more detail

benefits. Efficient diesel fuel consumption can lead to fewer emissions per unit of work performed and conserve a non-renewable natural resource.

Increasingly, these benefits extend to the developing world. While regulations in many developing countries have not yet reached the levels established for the United States, Europe and Japan, Caterpillar ships thousands of products that already meet the world's most stringent emissions regulations to these regions.

ACERT Technology also proves that clean diesel engines can provide customer value through innovative and differentiated product design. Advantages in fuel economy, maintenance costs, reliability and durability give engines with ACERT Technology a performance edge over those produced by the competition. By creating value for customers, we are retaining our leadership position while protecting the environment.

CHALLENGES AND FUTURE PLANS

In 2005, Caterpillar announced that ACERT Technology would be the design basis for meeting U.S. 2007 on-highway regulations. Today, we have more than 100 2007-compliant engines powering on-highway trucks as part of our customer evaluation program. These engines have accumulated more than 2 million miles to date, and we added a second generation in April 2006. To prepare for 2010 U.S. on-highway and 2011 Tier 4 non-road standards, we are developing and selecting technologies, designing engine systems and investigating in-cylinder improvements to reduce NOx emissions and aftertreatment solutions to reduce particulate matter. We currently have engines operating within a laboratory environment that meet 2010 standards.

Our current technologies provide opportunities for deep integration of machine and engine systems to maximize efficiency—thus allowing more work to occur with less fuel burned. We are also exploring even more advanced combustion systems and alternatives such as hybrid systems, fuel cells and hydrogen-powered technologies.

PUBLIC POLICY SUPPORT

To help ensure the smooth introduction of new technologies and accelerate deployment of technologies to legacy or previous-generation products, Caterpillar works closely with regulatory agencies. Recent activities include:

Brazil: Caterpillar managers chair industry councils working to adopt non-road emissions regulations based on international norms.

China: Caterpillar helped various government agencies with their efforts to draft the first national emissions regulations for non-road equipment in the country, promoting the adoption of globally harmonized standards.

Europe: Caterpillar led efforts to pull forward the effective date of European Union Stage III non-road diesel emissions regulations to align with U.S. Environmental Protection Agency (EPA) Tier 3 levels—resulting in more stringent emissions standards in Europe one year ahead of schedule.

India: Caterpillar managers are chairing industry committees working with the government to define the next level of exhaust and sound emissions for our electrical power generation products manufactured and sold into the country—which represent some of the most stringent regulations in the world for stationary engine products.

Russia: Caterpillar managers are working with industry councils to help the government adopt new standards based on international, harmonized criteria.

CONSENT DECREE AND SETTLEMENT AGREEMENT

In October 1998, Caterpillar and other diesel engine manufacturers entered into a consent decree with the United States and a settlement agreement with the California Air Resources Board (CARB) to resolve disputed claims under the Clean Air Act. These settlement agreements required us, among other things, to meet certain on-highway emissions standards by October 2002. Caterpillar was developing ACERT Technology in preparation for the October 2002 deadline, and we believed that it would ultimately offer a better long-term emissions solution than other alternatives. We knew, however, that it wouldn't be ready by October 2002. To maintain our focus on completing its development, we elected to pay nonconformance penalties while shipping "bridge" engines until the engines with ACERT Technology, producing emissions meeting the low levels set forth in the consent decree, were introduced in 2003.

As part of the consent decree, we also agreed to undertake several environmental projects to reduce NOx emissions from certain existing on-highway diesel engines; to spur research into alternative fuels, alternative technologies and other approaches to reduce emissions from future diesel products; and to reduce emissions from the existing fleet of non-road diesel engines. These environmental projects have all been completed or are in the process of being completed.*

*These projects were undertaken pursuant to agreements with the United States and CARB in connection with the settlement of disputed claims in an enforcement action under the Clean Air Act and the California Health and Safety Code.

United States: Caterpillar provided leadership in preserving the timely introduction of the U.S. EPA's Ultra Low Sulfur Diesel standard in the 2007 on-highway regulatory package and helped draft and secure passage of the Diesel Emission Reduction Act of 2005. Cat managers also serve on the U.S. EPA's Clean Air Act Advisory Committee, Mobile Source Technical Review Subcommittee and Clean Diesel and Retrofit Working Group. In 2005, Caterpillar was also a lead sponsor at the U.S. EPA's National Clean Diesel Campaign Policy Leaders Summit.

HEALTH EFFECTS RESEARCH

Caterpillar supports independent research to investigate the potential health effects of diesel emissions. If we can ensure our engines utilize state-of-the-art emissions reduction technology, we can help improve air quality where our products are used. Along with nearly 30 other manufacturers and marketers of motor vehicles and engines, Caterpillar funds emissions-related research through the Health Effects Institute. We are currently supporting a new study on the next generation of diesel engine emissions, which is being conducted in collaboration with government agencies, manufacturers, independent research organizations and non-governmental organizations.

SOLAR TURBINES, RENEWABLE FUELS AND WASTE GASES

Another Caterpillar company with a high-efficiency, low-emissions product line is Solar Turbines, a manufacturer of gas turbines employed primarily in the oil and gas industry and industrial power generation applications. Solar's dry, low-NOx-emissions combustion system — known as SoLoNOx™— has served as a benchmark for clean gas turbine combustion since its introduction in 1992. This technology initially reduced regulated pollutant emissions by a factor of 10 and today is capable of emissions levels significantly lower than those achieved even five years ago. In 2004, Solar launched the ultra-low-emissions Mercury™ 50 recuperated gas turbine, which is capable of an additional



Solar Turbines' Mercury™ 50, a 4.6 megawatt gas turbine, is capable of producing 20 percent fewer greenhouse gas emissions than other products in its size class. In addition, it is rated at 5 ppm (parts per million) NOx emissions, 66 percent less than the typical emissions of products in this class.

OLD MACHINES GET NEW EMISSIONS TECHNOLOGY





Through retrofit solutions such as oxidation catalysts and diesel particulate filters, Caterpillar is helping to reduce emissions from existing diesel engine fleets.

In addition to applying ACERT Technology to new diesel engines, Caterpillar also has developed a line of emissions retrofit solutions for existing products.* Diesel engines are known for their durability, which means millions of machines and engines at work today were manufactured before existing technology was developed. We forecast that our emissions retrofit solutions completed through 2005 will eliminate more than 14,000 tons of NOx, 1,400 tons of particulate matter, 5,400 tons of carbon monoxide and 1,000 tons of hydrocarbon emissions from diesel engine fleets in the United States — equal to approximately 900 semi-trucks operating at zero emissions.

Caterpillar also supports several retrofit initiatives, including the U.S. EPA's Clean School Bus USA program, which helps school districts and school bus fleet operators replace older buses with newer models or install emissions control devices on existing buses. We're working with the U.S. EPA and non-governmental organizations to develop similar retrofit programs for the construction, port and on-highway industries and in 2006 will expand the range of engines to which our emissions retrofit solutions can be applied.

Outside the United States, we fully expect to participate in public retrofit programs currently in development. Some regions are more progressive than others in this area, and one of the challenges we face is how to deploy our emissions retrofit solutions globally.

*This project was undertaken pursuant to agreements with the United States and CARB in connection with the settlement of disputed claims in an enforcement action under the Clean Air Act and the California Health and Safety Code.

66 percent reduction in NOx exhaust emissions. Solar continues to develop advanced dry, low-emissions technologies to ensure its products meet current and increasingly stringent future worldwide environmental regulations.

While Solar® gas turbines usually run on natural gas or diesel fuel, several models are able to operate on renewable fuels such as landfill gas and digester gas.[7] Solar also is investing in customized test facilities and combustion technology to enable them to run on waste gases from oil production activities (commonly called "associated gas"), coke oven gas used in steel production and coal-derived methane often present in underground mines. These fuels are often burned in flare stacks or vented directly into the atmosphere, producing no useful energy while emitting significant amounts of greenhouse gas. By using these alternative fuels in Solar gas turbines, we can both generate electricity from fuels that would otherwise go to waste and reduce greenhouse gas emissions. The use of these fuels also makes it easier to provide electrical power to rural populations that otherwise might not have access to a reliable power grid or would require land-consuming electrical transmission lines.

CHALLENGES AND FUTURE PLANS

Using renewable and waste fuels can present challenges:

> Landfill, coke oven and digester gases contain contaminants detrimental to electrical power plant operation and life. We are investigating methods to remove these contaminants.

> Coal mine methane can become dangerously explosive. With help from the U.S. EPA, we are exploring various technologies to remove oxygen or increase methane content to eliminate this hazard.

> Non-traditional fuel characteristics vary over a much broader range than is typical for either pipeline gas or diesel fuel. Therefore, designing robust dry, low-emissions gas turbine systems for burning these fuels presents challenges in hardware, turbine operating controls and combustion engineering. Solar is developing new combustion systems to address these challenges.

A comprehensive program to address the challenges associated with operating gas turbines on alternative fuels will enable Solar's products to be used in projects that foster sustainable development. Part of this program includes an investment in testing facilities that give Solar the capability to blend various fuel mixtures to ensure environmental compliance under actual field conditions.

GLOBAL CLIMATE CHANGE

A changing global climate has significant environmental and commercial implications, and many governmental and intergovernmental organizations are implementing mechanisms —such as an emissions trading system—to lessen the adverse environmental effects of greenhouse gas emissions. We support intelligent, responsible public policies addressing climate change and are:

> Investing heavily in emissions reduction technologies that are critical to our customers and represent significant areas of opportunity for our business

> Committed to development, commercialization and deployment of technologies such as combined heat and power,[8] free methane conversion[9] and clean diesel engines

> An active supporter of policies and flexible mechanisms that harness the marketplace to drive innovation, mobilize investment and allow the sharing of clean, efficient technologies

> Encouraging the coordination of domestic and international programs to maximize the use of flexible, proven mechanisms to advance environmental efforts

Through these activities, Caterpillar will continue making significant contributions to efforts designed to reduce greenhouse gas emissions. Please see page 28 for more detail on Caterpillar's commitment.

GIVING NEW LIFE TO OLD PRODUCTS

Remanufacturing, an advanced form of recycling, is returning an end-of-life component to its original "same-as-new" condition. The process reduces waste, minimizes the need for raw materials required to produce a new part and helps ensure the recovery of end-of-life products through a closed-loop reverse logistics process. Caterpillar is one of the world's largest remanufacturers, offering a full line of Cat Reman parts for Cat machines and engines and providing remanufacturing services to original equipment manufacturers (OEMs) and others in the industrial, defense and automotive products industries.

RESPONSIBLE, PROFITABLE RECYCLING

Caterpillar's 14 remanufacturing facilities take back end-of-life components, called cores, from around the world. Cores are inspected; corresponding financial deposits called "core deposits" are returned to customers; then cores are completely disassembled, losing their original identity. Every part from each core is remanufactured to print specifications incorporating all applicable engineering updates. The remanufactured parts, supplemented by new parts where required, are assembled into finished remanufactured products, tested, packaged for sale and warranted the same as new products.

This business model encourages responsible end-of-life practices by requiring a one-for-one exchange as part of every transaction. The core deposit creates a compelling financial incentive for customers to return end-of-life components. And the same-as-new quality, lower-than-new price and same-as-new warranty of Cat Reman products make them an attractive repair option.

To ensure we develop components that can be economically reused at the end of their useful life, "design for remanufacturability" is part of our new product introduction (NPI) process. "Remanufacturability" was considered in the design process for all programs completing the NPI concept phase during 2005.

REMANUFACTURING TARGETS AND PERFORMANCE

CORE RECOVERY PERCENT
(actual returns/eligible returns) x 100



92
87
90
89
90
91
92
92
93
100
Plan
Target
02 03 04 05 06 07 08 09 10

CORE RETURNS BY WEIGHT
(millions of pounds of core material received)



100
102
112
135
142
146
151
155
160
Plan
Target
02 03 04 05 06 07 08 09 10

REMAN TECHNOLOGY 6 SIGMA PROJECTS



15
18
20
100
110
121
133
146
160
Plan
Target
02 03 04 05 06 07 08 09 10

REBUILD PROGRAMS GIVE PRODUCTS A SECOND LIFE

Caterpillar products are built to be rebuilt, and the Cat Certified Rebuild program helps ensure Cat machines and engines can be transformed back to their original like-new condition at the end of their first useful life. Using this proprietary process, dealers reuse or recycle virtually all the original machine content, substituting Cat Reman and new parts for components that do not meet the Certified Rebuild criteria. On some machines, product upgrades are available to take advantage of new emissions technology, increased fuel economy or improved control systems.

CERTIFIED REBUILDS
(number of rebuilds over 2001 base)



69
59
131
209
313
440
581
747
947
Plan
Target
02 03 04 05 06 07 08 09 10



The customer purchases a remanufactured product. The purchase requires a "core deposit" that is refunded to the customer when the "core" (end-of-life component) is returned.

On return of the "core," it is inspected and the "core deposit" is refunded. Typical remanufactured components are cylinder packs, water pumps and other engine components, hydraulic components or transmissions.



3. **The core is completely disassembled** into its constituent parts, down to the level of every individual nut and bolt. The parts are cleaned and inspected for remanufacturability using detailed Caterpillar Reman criteria.

4. **The individual parts are remanufactured** to exact specifications to ensure they provide the same quality, reliability and durability as they did when they were new.



5. **All appropriate engineering updates** since the component was originally manufactured are included. Remanufactured components are assembled from the finished remanufactured parts.

6. **The component is tested**, painted and made ready for sale as a Cat Reman product.

MATERIAL AND ENERGY CONSERVATION

Caterpillar's remanufacturing process recovered more than 2.2 million end-of-life units in 2005. Of the approximately 135 million pounds (61 million kg) of material recovered, close to 70 percent was remanufactured and reused to produce Cat Reman products. The rest was recycled by Caterpillar or one of our approved foundries, mills or recycling centers.

Remanufacturing also conserves a large portion of the "value add"—the labor, energy and manufacturing added to the original raw materials to create the original part. For a piece of heavy equipment, the value of the raw materials that can be recovered through traditional recycling is very small. But according to researchers at the Massachusetts Institute of Technology, when components are remanufactured, the total value recovered is much greater—for example, about 85 percent of the energy expended during the original manufacturing process is preserved.[10]

CHALLENGES AND FUTURE PLANS

The global remanufacturing industry is estimated to be a $100 billion business today with significant growth potential. Complex product designs, advanced materials, a shortage of qualified technicians and anticipated take-back regulations that will require manufacturers to provide for end-of-life disposal of products are positioning remanufacturing as a responsible way for companies to meet customer product support needs.

There are challenges, however. As we expand our remanufacturing business to various world markets, we have encountered market-access barriers ranging from remanufactured products being classified as "used goods"—which subjects them to non-tariff barriers or high-tariff surcharges—to cases of outright bans on their importation. Caterpillar is working with the U.S. Trade Representative's office, the U.S. Department of Commerce and the World Trade Organization (WTO) to eliminate these barriers, and we have been successful in educating government officials in the United States and other countries on the difference between remanufactured and used products.

Progress is occurring. In December 2005, the U.S. Department of Commerce submitted a position paper to the WTO seeking non-discriminatory treatment and open market access for remanufactured goods. Bilateral agreements recently negotiated by the United States allow the free trade of remanufactured products, and the concept has gained support in the current WTO negotiations. Free and fair trade of these products worldwide is critical to ensure our customers can reduce waste in their operations and to position the remanufacturing industry to provide sustainable solutions to a global marketplace.

DEVELOPING NEW TECHNOLOGIES AND PROCESSES

Caterpillar has a solid track record as a technology leader in our industry, and we have been recognized for our use of advanced technologies to address customer and environmental demands. To prioritize our research activities, we use a portfolio funding model that takes into account each project's ability to influence one or more of four key enterprise-level objectives: 1) best products and services, 2) cost, quality and profitability, 3) growth and 4) sustainability.

SUSTAINABILITY RESEARCH PORTFOLIO

Current projects in our sustainability research portfolio include:

E-zero explores production process innovations leading to an ultimate goal: the only outputs of a Caterpillar facility each day are products and healthy employees.

Human Factors in Machine Design seeks to improve the health, safety, comfort and productivity of machine operators by emphasizing ergonomic design, visibility and intuitive control systems.

Renewable Energy proposes to leverage Caterpillar's expertise in the areas of power inverters, controls and thin film coating to build a foundation for renewable energy technology development.

Advanced Powersource Technologies is investigating non-traditional fuels and alternate technologies to lower engine emissions, increase efficiency and reduce dependency on petroleum feed stocks.

This portfolio approach allows us to take a longer-range look at our research activities and address priorities that transcend individual product group needs. For example, it has resulted in a redesign of our mining equipment to incorporate safety features that add customer value and go beyond existing regulations.

CHALLENGES AND FUTURE PLANS

We are currently using 6 Sigma to determine if it is appropriate to apply the portfolio process to all our research activities and to our product development programs. Looking ahead, it will enable us to address critical issues proactively—including recycling and reuse, development of lightweight structures, the application of life-cycle analysis to Caterpillar products and our overall energy strategy.

Life-cycle analysis specifically focuses on evaluating the environmental, economic, social and regulatory implications of our products and services along their full life cycles.


Define Scope
Inventory Analysis
Impact Analysis
Design for Environment
Manufacture
Improvement Analysis
Impact Measurement

LIFE-CYCLE ANALYSIS

Our life-cycle project specifically focuses on evaluating the environmental, economic, social and regulatory implications of our products and services along their full life cycles. As part of this project, we are developing and implementing practical, scientifically sound tools to optimize the benefits and minimize the unfavorable impacts of Caterpillar production processes and products. Our plans are to use this methodology as we identify business risks and strategies, make purchasing decisions and incorporate design changes or improvements. It will also help us as we work to improve resource efficiency and address regulatory issues.

Life-cycle methodologies and applications are still under development by a variety of global practitioners. Caterpillar is participating in the shaping of this science by assessing our own global life-cycle management activities, identifying best practices and lessons learned and developing data libraries. We are also actively involved in "Design for Environment," an initiative that considers, compares and improves the performance, human health and environmental risks and costs of new and existing products and processes. Design for Environment promotes integrating cleaner, less expensive and smarter solutions into everyday business practices.

TRANSFORMING OUR SAFETY PERFORMANCE

Due to rapid growth and the addition of many facilities outside the United States in the 1990s, we recognized the need to strengthen our safety-tracking systems and capabilities. In 2000, when we examined our numbers from a global, enterprise perspective, we realized dramatic improvements were needed. With nearly 5,000 employees injured and 87,000 work days lost each year, our safety performance was significantly out of line with our expectations for excellence.

We needed a transformation in our operations and our culture. Using 6 Sigma, employees and leaders at all levels began embracing and addressing safety issues in a systematic, facts-and-data-driven way. Today, we are creating a workplace where all employees take responsibility for improving their own health and safety and that of their coworkers. The results since 2000 have been encouraging:

> Recordable injury frequency has been reduced by 57 percent.

> Our lost-time case frequency rate has dropped by 71 percent.

> The number of days lost due to injuries has fallen by 66 percent.

> 55 of our facilities have already achieved best-in-class 2007 targets.

> 33 manufacturing / logistics facilities ended 2005 without a recordable injury.



PEORIA, Illinois: Teams from 24 Caterpillar divisions on six continents attended the 2006 Safety Summit to learn about our new standardized safety process, develop plans for deployment of best practices and recognize safety successes.

CHALLENGES AND FUTURE PLANS

None of this is to say we've reached the end of our safety journey. Tragically, two people lost their lives in Caterpillar facilities in 2005—one an employee; the other an agency worker. We believe all accidents and injuries are preventable; therefore, our ultimate goal is zero. Between now and 2010, we have set aggressive goals for improvement. Reaching them presents real challenges. While many of our facilities are improving their lost-time injury and recordable injury frequencies, others are not yet realizing the desired improvements in these measures. Special focus is being placed on facilities that have the greatest challenge in achieving our safety goals.

SAFETY PERFORMANCE

LOST-TIME CASE FREQUENCY RATE (LTCFR*)
(targets and actuals)



5
4
3
2
1
0
00 01 02 03 04 05 06 07 08 09 10
CAT LTCFR
U.S. Mfg. Industry Average
CAT Target

RECORDABLE INJURY FREQUENCY (RIF)**
(targets and actuals)



10
8
6
4
2
0
00 01 02 03 04 05 06 07 08 09 10
CAT RIF
U.S. Mfg. Industry Average
CAT Target

* **Lost-time injury:** A work-related injury that results in days away from work beyond the day of the original injury. **LTCFR**—Lost-time injuries per 200,000 hours worked (~100 employees)
****Recordable injury:** A work-related injury that results in death, loss of consciousness, lost days, restricted days or transfer to a different job, medical treatment beyond first aid, or a significant diagnosed injury or illness such as cancer or a fracture even though there is no medical treatment provided. **RIF**—Recordable injuries per 200,000 hours worked (~100 employees)

Going forward, we are committed to improving employee safety through:

Holding leaders at all levels accountable for results. Leadership toward safety excellence is the highest priority across the enterprise.

Replicating and sharing best practices. Our enhanced injury reporting process will help us pinpoint where improvement is needed and which facilities need more focus.

Ensuring consistency across the organization. We have identified 10 best practices—supported by tools and templates—that will be required of all Caterpillar facilities:

1. Managers will be held accountable for the safety performance of their organization.
2. Supervisors and facility leadership will perform safety walks to demonstrate their commitment to employees, gather information about conditions and behaviors, provide on-the-spot correction of unsafe activities and recognize efforts by employees to improve safety.
3. Safety will be embedded into existing business processes such as the Caterpillar Production System (CPS), purchasing and performance management.
4. Safety issues and results will be communicated frequently, and employees will have regular opportunities to discuss safety with their supervisors.
5. Each facility or department will maintain an Incident Notification and Review Process for managers and employees.
6. Each facility or department will develop a safety learning plan for managers and employees.
7. We will carefully evaluate our performance on a regular basis and make improvements when necessary, using 6 Sigma to guide our activities.
8. Each facility will develop a list of best practices to define expectations for activities and behaviors and establish a system for measuring performance against them.
9. Each division will establish a program to recognize facilities with superior performance in safety, and each facility will establish a program to recognize and reward safety performance at the department or individual level.
10. Facility safety performance will be reviewed, identifying facilities that require additional mentoring.

We will continue to strengthen our processes to help all our facilities succeed—and ensure we all return home as safe and healthy as when we came to work.

EMPLOYEE SURVEY REPORTS PROGRESS ON SAFETY

One way we measure our safety commitment is through our Employee Opinion Survey, an anonymous annual questionnaire distributed to all Cat employees. In 2005, more than 69,200 of our 85,000 employees participated. Seventy-nine percent responded favorably to the three questions that make up the safety index: 1) I understand my roles and responsibilities in creating a safe work environment. 2) If a safety issue is identified, it is resolved effectively. 3) The person I directly report to regularly reinforces safe behavior.

These results are an indication that our commitment to safety is recognized and results are visible. We believe our continued dedication to safety is one of the reasons employee engagement has increased significantly in recent years as well. Our 64 percent favorable engagement rating in 2005 is up 13 points from 2002, and we are committed to achieving an 80 percent favorable rating by 2010.

EMPLOYEE ENGAGEMENT
(percent favorable)



51
56
60
64
80
100%
Target
02 03 04 05 — 10

OPERATING ENVIRONMENTALLY FRIENDLY FACILITIES

ENERGY CONSERVATION AND GREENHOUSE GAS REDUCTION

Global climate change is a business issue linked directly to greenhouse gas (GHG) emissions, namely carbon dioxide. Energy-intensive industries such as steel, electric power generation, petrochemical and food processing are major producers of GHG emissions because their industrial processes are large consumers of energy derived from carbon-based fossil fuels. Although Caterpillar's operations produce relatively minor amounts of GHG emissions (2.12 million metric tons of CO_2 equivalent direct + indirect), we are committed to reducing our energy consumption. (Caterpillar is a major consumer of steel, and our conservation efforts in this area are detailed in the "Material Conservation and Recycling" section on this page.)

Between 1990 and 2001, thanks to a combination of fuel switching, process changes and conservation programs, we reduced direct GHG emissions from our facilities by over 500,000 metric tons, cutting the baseline by 50 percent. Between 2001 and 2003, we improved enterprise-wide energy efficiency by 12 percent.

CHALLENGES AND FUTURE PLANS

In 2003, we joined the Climate Leaders program, a voluntary initiative in which the U.S. EPA works with companies to set aggressive long-term emissions reduction goals. We pledged in January 2005 to reduce our global GHG emissions intensity (metric tons of CO_2 equivalent emissions produced per million dollars of revenue) 20 percent by 2010 from a 2002 base. We are using the Climate Leaders protocol on an enterprise-wide basis, including those facilities located in Kyoto Annex 1 countries.

While we are confident in our ability to meet our 2010 intensity goal—and indeed, already surpassed it in 2004—we do face challenges. Our heating, ventilating and air conditioning systems require far more energy than our production processes do. Therefore, it requires a similar amount of energy to power a facility no matter how many machines or engines we produce per day. As a result, during times of robust economic performance, our emissions intensity results benefit from the increased sales element in the GHG Intensity calculation for the Climate Leaders Program.

To ensure our results do not drop below target levels during a cyclical downturn or period of softening sales, we must remain diligent and continue to implement energy conservation projects. We have established more aggressive internal reduction targets to drive desired behavior and challenge ourselves to exceed our voluntary commitment to the U.S. EPA. We plan to replicate many of the 6 Sigma energy conservation projects that have already been implemented at Caterpillar facilities across the globe as one way to reduce emissions and costs.

MATERIAL CONSERVATION AND RECYCLING

Caterpillar's machinery and engine businesses are large consumers of steel and materials used to process steel into finished goods. Many of our operations—particularly our logistics business—also receive large quantities of packaging materials. We focus first on using these materials efficiently, then pursue options to reuse or recycle waste. By doing so, we minimize the amount of material going to landfills and reduce our direct costs.

Efficient use of metals is an area of particular focus as we continue to improve processing and machining. Since we began monitoring material efficiency at an enterprise level in 2000, our performance has improved. We decreased the amount of



Solar Turbines' Titan™ 130: In many cases, we are using our own products to reduce GHG emissions. In some of our facilities, for example, we have replaced coal-fired boilers with natural gas-fired combined heat and power units, which feature Solar turbines in conjunction with units that recover waste heat. Such systems not only reduce GHG emissions substantially, but are also more cost efficient.

ENVIRONMENTAL IMPACT PERFORMANCE

GREENHOUSE GAS INTENSITY
(million metric tons of CO_2 equivalent per million dollars of normalized revenue)



101.35
91.44
74.98
81.08
65.88
Goal for Climate Leaders
Caterpillar intensity goal
02 03 04 — 10

PERCENT OF MATERIAL RECYCLED



100
21
28
42
70
Target
02 03 04 — 10

Note: 2005 data was not available at the time of publication.

waste sent to landfills by nearly 52 percent between 2002 and 2004 and increased waste recycling by 29 percent during the same period. These improvements occurred despite dramatic growth in our business.

CHALLENGES AND FUTURE PLANS

We will continue to monitor our metals recycling efforts on an enterprise-wide basis. We have established reduction targets for other core recyclables—including oil, cardboard, wood, plastics and paper—and plan to move from 42.1 percent recycled in 2004 to 70 percent recycled in 2010.

HAZARDOUS WASTE

Some materials used to manufacture and support our products are considered hazardous and require special handling for use, transport and disposal. In addition to managing these materials safely, we substitute less hazardous alternatives whenever possible. Again, doing so minimizes environmental damage as well as our direct costs. Caterpillar monitors hazardous waste generation in our U.S. operations, where we have seen reductions of 47 percent since 2001. Outside the United States, regulatory definitions of hazardous waste vary, impeding our ability to monitor performance globally. All our facilities worldwide are expected to comply with our corporate Environmental Protection Program, which is aligned with ISO 14001 and describes environmental standards and protocols for hazardous materials. We conduct regular audits to these standards to ensure compliance.

WATER USAGE AND EMISSIONS

Water conservation is of particular concern in areas where urbanization puts pressure on fresh water needs. It's also critical



THIRUVALLUR, India: To address an acute water shortage, employees began planting tree saplings, dug four rainwater harvesting ponds and created 13 rain-water collection pits. Today, more than 16,700 trees shade the facility's grounds and the ground water table has improved significantly.

in industrialized areas where process effluents can expose delicate ecosystems to stress and harm fish and wildlife. Unlike other more energy-intensive industries, Caterpillar doesn't use large quantities of water. We monitor our usage, but don't set performance targets because we choose to focus our efforts in those areas where we have a greater impact on the environment. In locations where local water supply is a factor, facilities address this issue on an individual basis.

We do set standards governing the cleanliness of the water we use and require that our facilities comply with all applicable regulations when it comes to the discharge of contaminants to water. We perform audits to verify compliance and expect our facilities to conduct annual self-audits. This information is used to develop improvement programs that help us reduce the use of materials that are potentially harmful to the environment.

ENVIRONMENTAL IMPACT PERFORMANCE

WASTE GENERATED
(million pounds per million dollars of normalized revenue)



11,780
3,180
8,500
3,370
5,680
4,130
Landfill / Incinerated
Recycled
02
03
04

HAZARDOUS WASTE
(million pounds per million dollars of normalized revenue)



172
97
124
02 03 04

WATER USE
(million gallons per million dollars of normalized revenue)



320
260
170
02 03 04

Note: 2005 data was not available at the time of publication. Normalized revenue is revenue adjusted for inflation from a 2002 base.

CONTRIBUTING TO A BETTER WORLD

As individual citizens, we can help solve local problems and contribute to our communities' welfare and prosperity. As a global company, we can use our strength and resources to improve, and in some cases rebuild, the lives of our neighbors around the world.


THE GREAT RIVERS PARTNERSHIP | YANGTZE RIVER | CHINA

RESPONDING WHEN DISASTER STRIKES

Caterpillar is in a unique position to react when disaster occurs. Our machines are essential to relief, recovery and rebuilding efforts. Our power generation equipment provides critical emergency and back-up power for businesses, hospitals and other organizations. With hundreds of facilities and 182 Cat dealers worldwide, we can quickly respond with products, services, people and funds.





Caterpillar responded to the devastation caused by Hurricanes Katrina and Rita in 2005 with people, products and financial aid. In addition to machines, we also arranged for a number of power modules to be shipped to the Gulf Coast region. They were used to provide electricity for more than 20,000 homes and to power pumping stations removing water from New Orleans.



Cat dealers throughout the Asia-Pacific region provided dozens of machines and generator sets to assist in cleanup and relief efforts following the December 2004 tsunami. Many dealers also sent personnel to operate and maintain equipment fleets.

2005 was a year marked by natural disasters, and Caterpillar employees and Cat dealers responded quickly and compassionately to each. We worked closely with our dealers in the affected areas to determine needs and make equipment, personnel and resources available to help those working on recovery and cleanup efforts. To support humanitarian efforts, the Caterpillar Foundation provided financial contributions to the American Red Cross, the Salvation Army and the Red Crescent Society and matched employee contributions in support of these efforts. Together, we donated almost $5.2 million.

BUILDING STRONGER COMMUNITIES AND A CLEANER ENVIRONMENT

While philanthropy is not integral to a sustainable business strategy, a company can make important contributions to the communities in which it operates and, in some cases, improve its long-term business prospects by doing so. Through strategic philanthropy, corporations such as Caterpillar can seek out issues where we have unique capabilities, relationships or expertise to offer—and work with nonprofit and other organizations to leverage these assets to benefit both the company and society.

Caterpillar and our employees give generously through the Caterpillar Foundation and its matching gift program, supporting educational and environmental causes, health and human services, culture and art, and civic and community activities. Funded from corporate operating profits, the Foundation has distributed about $250 million since its formation in 1952. Historically, it made small contributions to organizations in and around Caterpillar's headquarters city of Peoria, Illinois. Over time, the Foundation has expanded its giving worldwide and now does so in ways that support Caterpillar's sustainability initiatives. Our involvement in the EMBARQ and Great Rivers Partnership projects, for example, supports our commitment to protecting the earth's air and water resources and will help us in our efforts to learn to pursue development in new and more sustainable ways.



MEXICO CITY, Mexico: EMBARQ's pilot project in Mexico City has cut bus mass-transit travel times by 50 percent.



EMBARQ focuses on improving bus mass-transit systems in the world's busiest urban centers—reducing emissions, congestion and pollution.

EMBARQ PROJECT ADDRESSES AIR QUALITY IN URBAN CENTERS

To help improve air quality in some of the world's largest and fastest-growing cities, the Caterpillar Foundation and Shell Foundation are each contributing $7.5 million over the next five years to support the World Resources Institute's Center for Transport and the Environment, known as EMBARQ. Working with local governments and leaders, EMBARQ develops environmentally and financially sustainable solutions for bus mass-transit systems—addressing issues of air pollution, greenhouse gas emissions and congestion. Key to these solutions is replacing outdated equipment and retrofitting existing buses with modern diesel technology, areas where Caterpillar has significant expertise.

During a pilot project in Mexico City, EMBARQ created a new bus rapid transit corridor that carries 250,000 passengers a day, cutting travel times in half and eliminating 43,000 tons of carbon dioxide emissions per year. Over the next five years, EMBARQ plans to replicate its Mexico City success in 13 other locations—including the world's fourth, seventh and ninth largest cities (São Paulo, Shanghai and Istanbul, respectively).

The Caterpillar and Shell donations, which will begin in 2006, will form the core of a total $43 million philanthropic investment. Our funds will be used to support engineering and transportation planning, business management, information technology, architectural and design services, communications and transportation management and other services.

GREAT RIVERS PARTNERSHIP PROVIDES CONSERVATION LEADERSHIP

In 2005, Caterpillar became the lead corporate donor in The Nature Conservancy's Great Rivers Partnership project, committing $12 million over five years to support conservation of the Mississippi River in North America, the Paraguay/Parana River in South America and the Yangtze River in Asia. These biologically rich rivers supply water to nearly a billion people on three continents. The donation was the largest outright corporate gift ever to The Nature Conservancy and will support creation of the Great Rivers Center for Conservation and Learning, a center of excellence from which businesses, communities and nations can draw resources and expertise as they work to preserve waterways.

While Caterpillar's initial support of the Great Rivers project has been financial, we are pursuing opportunities to do more. Caterpillar and our dealers have a strong presence in Brazil, China and the United States, and we plan to work closely with The Nature Conservancy to determine how we can best support their efforts in these areas.

During 2005, The Nature Conservancy began to form the structure and strategic plan for the Great Rivers Partnership. Team members traveled to Brazil and China to assess project conservation capacity, begin establishing realistic conservation goals and objectives and determine budgets. Conservation staff were also identified for each river system. Project goals for 2010 include:

- Demonstrating measurable progress in abating specific global threats to great rivers
- Building on Caterpillar's leadership to raise $120 million in public and private funds
- Establishing a link to at least three more rivers to inspire conservation worldwide

Caterpillar also plays an active role on the International Leadership Council, a forum of corporate conservation leaders that seeks to promote biodiversity preservation through a cooperative relationship between the business community and The Nature Conservancy.





Along with China's Yangtze River, Brazil's Paraguay and Parana Rivers (top) and the United States' Mississippi River (bottom) form the basis of The Nature Conservancy's Great Rivers Partnership project. Science and conservation efforts at these sites will be integrated by the Great Rivers Center for Conservation and Learning to ensure experiences and lessons are captured and applied to the other great rivers of the world.

FOUNDATION GIVING

HISTORY / PROJECTION
(millions of dollars)



11
12
15
24
29
40
Plan
Target
02 03 04 05 06 — 10

FOUNDATION GIVING BY SEGMENT

EDUCATION	$ 8,500,000
HEALTH & HUMANITIES	$ 6,500,000
CULTURAL	$ 3,400,000
ENVIRONMENTAL	$ 3,000,000
CIVIC & COMMUNITY	$ 2,300,000
TRADE & PUBLIC POLICY	$ 200,000
2005 TOTAL CONTRIBUTIONS*	$ 24,000,000

*Due to rounding, numbers may not total 100 percent

CHALLENGES AND FUTURE PLANS

In 2005, the Foundation distributed $24 million and plans to increase its charitable giving to more than $29 million in 2006—approximately 30 percent of which will be committed to projects outside the United States. Support for environmental causes, including freshwater and land management, air quality, wildlife conservation and forestry sustainability will total $3 million. Contributions are targeted at 0.08 percent of sales. Future commitments to projects outside the United States are intended to grow to 40 percent or more.

INDEX AND NOTES

PAGE 2

1. This definition of sustainable development can be traced to the World Commission on Environment and Development — known as the Brundtland Commission — which introduced the term in its 1987 report, *Our Common Future*.

PAGE 4

2. 6 Sigma is a step-by-step approach to reduce the number of errors in a given process. Caterpillar uses 6 Sigma to guide projects and implement processes. The methodology focuses on gathering information, analyzing data and making fact-based decisions to ensure the most efficient and effective processes, products and services are in place to meet customer requirements.

PAGE 10

3. Much of the data on these pages was drawn from the following sources:

Millennium Ecosystem Assessment, 2005. *Ecosystems and Human Well-being: Opportunities and Challenges for Business and Industry.* World Resources Institute. Washington, D.C.

Population Challenges and Development Goals. New York. Copyright ©2005 United Nations.

World Resources Institute in collaboration with United Nations Development Programme, United Nations Environment Programme and World Bank. *World Resources 2005: The Wealth of the Poor — Managing Ecosystems to Fight Poverty.* Washington, D.C.: WRI.

www.eia.doe.gov/iea/
Energy Information Administration (EIA). Washington, D.C.

4. The Kyoto Protocol requires participating "Annex 1" countries to reduce their carbon dioxide emissions collectively to an annual average of about 5 percent below their 1990 level over the 2008-2012 period. It became a legally binding treaty on February 16, 2005.

PAGE 13

5. The Mining, Minerals and Sustainable Development (MMSD) project was launched in 1999 by nine leading mining and minerals companies working in conjunction with the World Business Council for Sustainable Development. The project was an independent, in-depth analysis of the sector's sustainable development issues. The analytical research was conducted by the International Institute for Environment and Development (IIED) and involved a series of stakeholder dialogues and workshops with both a global and regional focus. The final MMSD report, *Breaking New Ground: Mining, Minerals, and Sustainable Development,* was presented at the Resourcing the Future Conference in Toronto, Canada, in May 2002. The report includes an agenda for change and outlines nine key sustainable development challenges facing the sector.

PAGE 15

6. The November 2001 declaration of the Fourth Ministerial Conference in Doha, Qatar, provides the mandate for negotiations on a range of subjects and other work. The negotiations include those on agriculture and services, which began in early 2000. In Doha, Ministers also approved a linked decision on implementation — problems developing countries face in implementing the current WTO agreements. The original mandate has now been refined by work at Cancún in 2003, Geneva in 2004 and Hong Kong in 2005.

PAGE 18

U.S. EPA On-highway Emissions Regulations — Truck Only

Effective Year	PM (g/bhp-hr)	(g/bhp-hr)
1988	0.60	10.7 NOx Std.
1991	0.25	5.0 NOx Std.
1994	0.10	5.0 NOx Std.
1998	0.10	4.0 NOx Std.
2004**	0.10	2.5 NOx+NMHC with HC < 0.5 g/bhp-hr
2007	0.01	1.3* NOx+NMHC FEL & 1.16 g/bhp-hr NOx FEL
2010	0.01	0.20 NOx Std.

* Split Family FEL declaration at option of manufacturer
**On-highway Consent Decree pull-ahead to 10/02

U.S. EPA Non-road Emissions Regulations — 225-450 bkW Power Category

Effective Year	PM (g/bkW-hr)	(g/bkW-hr)
1996	0.54	9.2 NOx Std.
2001	0.20 (HC not regulated)	6.4 NOx+NMHC Std.
2006**	0.20 (HC not regulated)	4.0 NOx+NMHC Std.
2011	0.02	2.0* NOx FEL if NMHC = 0.19
2014	0.02	0.40 NOx Std.

* Split Family FEL declaration at option of manufacturer
**Non-road Consent Decree pull-ahead to 2005

g/bhp-hr = grams per brake horsepower hour
g/bkW-hr = grams per brake kilowatt hour
NMHC = non-methane hydrocarbon
HC = hydrocarbon
FEL = family emissions limit

U.S. EPA New Source Performance Standard (NSPS) for Combustion Turbines

Category	Fuel	NOx Limit at 15% O_2
≤ 50 MMBtu/hr	Natural Gas	42 ppm (2.3 lb/MWhr)
	Non Natural Gas	96 ppm (5.5 lb/MWhr)
	Natural Gas	100 ppm (5.5 lb/MWhr)
	Non Natural Gas	150 ppm (8.7 lb/MWhr)
	All	150 ppm (8.7 lb/MWhr)
> 50 MMBtu/hr & ≤ 850 MMBtu/hr		
	Natural Gas	25 ppm (1.2 lb/MWhr)
	Non Natural Gas	74 ppm (3.6 lb/MWhr)
	Natural Gas	42 ppm (2.0 lb/MWhr)
	Non Natural Gas	96 ppm (4.7 lb/MWhr)
< 30 MW	All	150 ppm (8.7 lb/MWhr)

PAGE 21

7. Digester gas is a waste gas produced during sewage treatment operations.

8. Combined heat and power is a system that captures the waste heat from the exhaust of an engine and either converts it to electricity through generation of steam or uses it to provide heat for buildings, industrial processes or other uses, thereby increasing the overall efficiency of a power generation system.

9. Free methane is methane that escapes to the atmosphere from sources such as underground coal seams, decomposition of waste in landfills or other sources. It is considered a particularly potent greenhouse gas. Converting this gas to energy by burning it in an engine turns an otherwise wasted energy source into useful energy, saving traditional fossil fuels and reducing emissions of methane into the atmosphere.

PAGE 24

10. Lund, R.T. and L. Bollinger, *et. al.* 1981. *Remanufacturing Survey Findings.* Cambridge, M.I.T., Center for Policy Alternatives.

COMPANY INFORMATION

FOR MORE INFORMATION

TODAY'S WORK

We value your feedback. If you have questions or comments about this report, please contact our Corporate Public Affairs department by writing or calling:

CATERPILLAR INC.
Corporate Public Affairs
100 N.E. Adams Street
Peoria, Illinois 61629-1425
309.675.1000
You can also submit feedback at www.cat.com/sustainability

To learn more about Caterpillar, or to request a copy of our 2005 Annual Report, please visit our website at www.cat.com.

ABOUT CATERPILLAR

Formed in 1925, Caterpillar is a technology leader and the world's largest maker of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. Our products, services and technologies fall into three principal lines of business:

Machinery. Cat machines serve customers in the earthmoving, mining, construction, forestry, waste and paving industries. We also lead the industry in the distribution of equipment and parts and are one of the world's largest remanufacturers. We offer both logistics and remanufacturing services to other organizations through Caterpillar Logistics Services, Inc. and our Caterpillar Remanufacturing Services Division.

Engines. Engines and engine systems sold under the Cat, FG Wilson, MaK, Perkins and Solar brands power equipment, trucks, ships, boats and supply primary and standby power for a variety of uses. Our engine products also power the production, processing and transporting of crude oil and natural gas and provide electrical power to many industries.

Financial Products. We help customers purchase Caterpillar and related equipment through Caterpillar Financial Services Corporation and its subsidiaries.

More information is available at www.cat.com.

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PHOTOGRAPHY

Page 33
World Resources Institute

Page 34
Robert J. Hurt
Architectural Environments

PRINTING

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